NO ACT

PE
1-4-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010734

March 2, 2010



Received SEC
MAR 0 2 2010
DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-2-10

Andrew M. Baker
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, TX 75201-2980

Re: AT&T Inc.
Incoming letter dated January 4, 2010

Dear Mr. Baker:

This is in response to your letters dated January 4, 2010, January 28, 2010, and February 8, 2010 concerning the shareholder proposal submitted to AT&T by the SNET Retirees Association, Inc. We also have received letters on the proponent's behalf dated January 21, 2010 and February 5, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

March 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated January 4, 2010

The proposal urges the board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually the specific financial performance measures used to award performance pay.

We are unable to concur in your view that AT&T may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We note that AT&T did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

February 8, 2010

017748-0292

Andrew M. Baker
TEL +1 214.953.6735
FAX +1 214.661.4735
andrew.baker@bakerbotts.com

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *AT&T Inc.—Stockholder Proposal Submitted by SNET Retirees Association, Inc.*

Ladies and Gentlemen:

We are in receipt of the latest correspondence from Mr. Cornish Hitchcock, dated February 5, 2010 (the "**Proponent's Letter**"), regarding the stockholder proposal (the "**Proposal**") submitted by SNET Retirees Association, Inc. (the "**Proponent**") to AT&T Inc. (the "**Company**") for inclusion in the Company's 2010 proxy materials. In order not to delay the Staff's determination as to whether the Proposal may be excluded under Rule 14a-8(i)(3) in accordance with our letters of January 4 and January 28, 2010, we limit our response to the Proponent's Letter to the two points set forth below.

First, the Proposal and the Supporting Statement when read together are vague and ambiguous.

The resolution portion of the Proposal adopts a narrower view of the meaning of "pension credits" (*i.e.*, the expected return on plan assets). It says:

> Resolved: The shareholders of AT&T urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" **that result from projected returns on employee pension fund assets** . . . . (emphasis added)

However, completely contrary to the *resolution portion of the Proposal*, approximately half (but not all) of the uses of the words "pension credits" in the *Supporting Statement* adopt a broader view that "pension credits" means the accounting line item "net pension costs and benefits." In fact, although even the Supporting Statement is itself internally contradictory, the Proponent argues that the Proposal *must* mean the broader interpretation, despite clear and prominent words to the contrary quoted above in the resolution portion of the Proposal.

The issue is *not* which interpretation is more reasonable. The key point is that because stockholders will not be able to determine with any reasonable certainty exactly which interpretation is intended, and therefore which actions the Proposal requires, the Proposal and the Supporting Statement are vague and indefinite.

Second, the Proponent's discussion of what the words "pension credits" mean when used in articles and policy arguments adds nothing to the debate because none of those articles or commentators analyze the confusion caused by *this* Proposal and *this* Supporting Statement when read together. Moreover, as demonstrated in our prior letters, even the commentators use the words to mean different things.

Likewise, with regard to the misleading misstatements in the Supporting Statement, the Proponent's citation to articles about the general nature of "pension credits" is irrelevant because *none* specifically analyze whether the specific assertions made in the relevant Supporting Statement about the Company are false and misleading.

The Company grants that commentators have views about pension accounting, and practices regarding the impact of pension accounting on compensation. But these views do not constitute a valid response to the fact that the broad and unqualified statements made by *this* Proponent about *this* Company are false and misleading, and materially so. Accordingly, the Proponent has offered nothing of substance to deny that it is materially false and misleading to state that:

- "Pension credits" boosted net income by $967 million and $608 million in 2008 and 2007, respectively; or

- "Pension credits," as defined by the Proponent, do not reflect operating performance and do not reflect actual returns on the Company's pension assets.

Please do not hesitate to contact me directly at 214-953-6735 if you have any questions with respect to this matter. We look forward to hearing the Staff's final response regarding the Proposal's excludability under Rule 14a-8(i)(3).

Very truly yours,



Andrew M. Baker

DAL02:555701.3

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

5 February 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to AT&T Inc. from the SNET Retirees Association, Inc.

Dear Counsel:

I have been asked to respond on behalf of the SNET Retirees Association, Inc. ("the Proponent" or "SRA") to the Supplemental Letter from counsel for AT&T Inc. ("AT&T" or the "Company") dated 28 January 2010 ("Supplemental Letter"), which responds to my letter dated 21 January 2010 ("Proponent's Letter).

AT&T's Supplemental Letter adds nothing substantive to its original no-action request – nothing, that is, except indirection and some factually misleading arguments. We confine ourselves here to answering AT&T's more egregious assertions.

First, ATT's Supplemental Letter continues its strategy of attempting to make a straightforward policy proposal seem impossible to understand – and certainly impossible for any shareholder to articulate in a manner that AT&T would not claim is "vague and indefinite," "incurably ambiguous" and "false and misleading." This strategy ignores the basic point that while some accounting conventions may indeed be complex, this resolution simply asks the Board to reinstate a policy that the pre-merger AT&T adopted in 2004 and described as follows in its 2004 proxy statement (at p. 25, emphasis added):

> NEW EXECUTIVE COMPENSATION POLICY ADOPTED
> On February 23, 2004, the Compensation and Employee Benefits Committee of our Board of Directors formally adopted a policy that ***any future awards of performance based compensation to our executive officers will exclude from any measure of our earnings any <u>non-cash pension credits that result from projected returns</u>***

> ***on employee pension fund assets.*** We are joining many other companies which are adopting similar compensation policies . . . .

SRA's Resolution borrows this exact same wording, as we explained in our prior letter. However, AT&T rejects the relevance of this identical policy on the ground that that was a different company. This argument misses the point. What matters is not which company adopted the policy. What does matter is that the Proponent is using language to describe a policy issue that was then and is now generally understood. Indeed, the language is so clear that the "old" AT&T explained the issue to its shareholders in that fashion. So do other telecommunications companies, as our earlier letter discussed. Unless AT&T is arguing that its "old SBC" shareholders are not as savvy as its "old AT&T" shareholders – or holders of Verizon or Qwest stock, for that matter – the objection cannot be taken seriously.[1]

The Supplemental Letter claims that its Board's 2008 and 2009 statements in opposition to the resolution ("Your Directors' Position") used the words "pension credits" (in quotations) "to relate back to the text of the applicable proposal, not because the Company believed the words to be clear." (Supplemental Letter, at p. 2.) This argument is belied by the plain language that the AT&T board used in its 2009 Proxy Statement. We quoted that language at pp. 4-5 of our initial letter, and we believe that the board's own words refute counsel's argument.

Second, AT&T's fallback argument seems to be even if the phrase "pension credits" has a clear enough conceptual meaning, the problem lies with "the Proponent's *specific* Proposal and the Supporting Statement, *when read together* [that] create an incurable ambiguity." (Supplemental Letter, at p. 3, emphasis in original.) However, nowhere does AT&T state what it actually is about the Supporting Statement that renders the Resolution "false and misleading." The opposite is true: Proponent's Supporting Statement makes the resolution more clear, not less so, by providing shareholders with a plain-English explanation of the accounting credit, along with a citation to Note 11 to AT&T's Consolidated Financial Statements.

To be sure, AT&T disputes SRA's policy argument that "pension income is simply not a good measure of management's operating performance." But while AT&T may disagree with SRA on this point (not just with SRA, but with Standard & Poor's, Institutional Shareholder Services, the *Wall Street Journal, Business Week*, leading Wall Street analysts and others cited in the Supporting Statement

---

[1] Moreover, William F. Aldinger III, one of the members of the "old" AT&T's Human Resources Committee that adopted this policy in 2004, is currently one of four members of the "new" AT&T's Human Resources Committee – as he was in 2008 and 2009 when the Board opposed this same resolution using language (including repeated use of the term "pension credits") that demonstrates that the Company had no doubt about what policy change Proponent sought to reinstate.

and/or Proponent's Letter), that disagreement does not make Proponent's argument "false and misleading." AT&T's proper recourse is to present its own opinion in the opposition statement, just as it has done each of the past two years. AT&T's real objection seems to be that 46% of the shares voted were voted against the management recommendation. That does not make the resolution "false and misleading."

Third, underlying many of AT&T's specific claims about the "incurable ambiguity" of SRA's proposal is a unique and novel claim that there is a "broad" interpretation and a "narrow" interpretation of pension credits to earnings. As SRA labored to clarify in its previous Letter, neither AT&T itself, nor any other company, or analyst, or commentator, or shareholder resolution on this topic has *ever* adopted the so-called "narrow" interpretation of a pension accounting credit described by AT&T's counsel. As Proponent's Letter explained, the 'pension credit' that flows to earnings is clearly displayed as the summary line on the bottom of the Net Periodic Benefit Cost table in Note 11 (at p. 60) to AT&T's Consolidated Financial Statements (note that this table appears on the page *following* the irrelevant page and table that AT&T attaches as Appendix A to its Supplemental Letter). Only this *net* pension income number *(e.g.*, $967 million for 2008) is cited in the Supporting Statement.

What AT&T claims as a "narrow" interpretation of the pension credit that flows to earnings is the "expected return on plan assets" – which appears on line 3 of the table and is just one of five component parts of the summary "net pension and postretirement cost (benefit)" at the bottom. *See* Note 11, *supra*, at p. 60. This "expected return on plan assets" represents management's projection of the investment gain or loss on the pension trust assets during the year ahead; and, in 2008, management's projected $5.6 billion pension gain was the biggest factor explaining the $967 million "net" pension cost or benefit that flowed to earnings. (It also explains why criticism often focuses on management's ability to manipulate the assumptions underlying this number, exhibited by the fact that at year-end 2008, AT&T's pension assets had declined by $18 billion.) But the expected gross return on assets (AT&T's so-called "narrow" interpretation) is clearly not the *net* pension credit that flows to the income statement. This would be particularly obvious to any shareholder who followed Proponent's citation to Note 11 and looked for the cited $967 million pension credit that boosted 2008 reported earnings.

Fourth, AT&T repeats its claim that certain tax and accounting conventions reduced the degree to which the $967 million pension accounting credit ultimately boosted after-tax net income. However, the argument presents nothing new, and AT&T does not disclose the dollar amount of that undisclosed tax consequence, if any). We rely on our earlier response to this point. As for AT&T's alleged practice of "capitalizing" 10 percent of "net benefit costs" (*viz.*, of the combined cost of retiree health and pension costs) "as part of construction labor" (Supplemental Letter, at p. 7), AT&T does not reveal how much (if any) of the $967 and $608 million pension credits to earnings (for 2008 and 2007, respectively) were "capitalized, arguing that financial disclosure rules do not require such disclosure.

However, even if AT&T had substantiated these claims (and AT&T does have the burden of proof here), its point is entirely irrelevant to whether SRA's Resolution and Supporting Statement are "false and misleading." They plainly are not. The Resolution simply asks the Board to adopt a policy to use a "measure of earnings that excludes non-cash 'pension credits.'" It cites the Company's own net pension income numbers from the Form 10-K, and nowhere does it purport to dictate an accounting methodology. AT&T's Board thus retains discretion to determine the "measure of earnings" that "excludes non-cash 'pension credits'" from calculations of performance-based executive compensation.

Conclusion

AT&T has failed to carry its burden of showing that the specified statements in the Resolution and Supporting Statements are either false and misleading, or "so inherently vague and indefinite," as to constitute a violation of Rule 14a-9. We therefore reiterate our request that the Staff deny the relief requested by AT&T.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could email or fax me a copy of the Division's response once it is issued.

Very truly yours,



Cornish F. Hitchcock

cc: Andrew M. Baker, Esq.
JoAnn Alix-Gagain

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

January 28, 2010

017748-0292

Andrew M. Baker
TEL +1 214.953.6735
FAX +1 214.661.4735
andrew.baker@bakerbotts.com

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *AT&T Inc.—Stockholder Proposal Submitted by SNET Retirees Association, Inc.*

Ladies and Gentlemen:

We refer to the letter dated January 4, 2010 on behalf of AT&T Inc. (the "**Company**") seeking a no-action determination from the Staff of the Division of Corporate Finance (the "**Staff**") on a stockholder proposal (the "**Proposal**") submitted by SNET Retirees Association, Inc. (the "**Proponent**") for inclusion in the Company's proxy materials for its 2010 annual meeting (the January 4 letter, the "**Company Letter**"). Mr. Cornish Hitchcock, representing the Proponent, sent your office correspondence on January 21 regarding the Company Letter (the "**Proponent's Letter**"). This letter is in response to the Proponent's Letter, and is being submitted by email to shareholderproposals@sec.gov, with copies by email to Mr. Hitchcock and by overnight courier to the Proponent. We have been advised by the Company as to all factual and accounting matters set forth herein.

The Company believes that the Proposal may properly be excluded from the Company's 2010 proxy materials pursuant to Exchange Act Rule 14a-8(i)(3), which allows exclusion if a proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Exchange Act Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. In particular, we believe that:

1. The entire Proposal may be excluded because the Proposal, standing alone, and the Proposal and its supporting statement (the "**Supporting Statement**"), when read together, are impermissibly vague and indefinite; and

2. The entire Proposal may be excluded because the Proposal and Supporting Statement contain materially false and misleading statements.

Nothing in the Proponent's Letter disproves the Company's core argument that the Proposal is vague and indefinite and contains materially false and misleading statements under Rule 14a-8(i)(3) and Rule 14a-9. To the contrary, for the reasons set forth below, the arguments made in the Proponent's Letter actually reinforce the conclusion that the Proposal is vague and indefinite and contains materially false and misleading statements.

I. The Proponent Fails To Rebut The Company's Argument That The Proposal Is Vague And Indefinite Under Rule 14a-8(i)(3).

1. The Proponent argues that the term "pension credits" is not vague and indefinite because, in 2004, AT&T Corporation adopted an executive compensation policy similar in substance to the Proposal in return for the negotiated withdrawal of a stockholder proposal. According to the Proponent, if AT&T Corporation adopted a similar proposal, it must have known the meaning of the term "pension credits".

COMPANY RESPONSE:

The Proponent's argument is flatly incorrect, because the Company has *never* adopted the Proposal or any similar proposal.

The Company, now called AT&T Inc., was formerly known as SBC Communications Inc. In 2005, SBC Communications Inc. changed its name to "AT&T Inc." after acquiring AT&T Corp. AT&T Corp.'s Compensation and Employee Benefits Committee may have adopted a policy similar in substance to the Proposal in 2004. However, that corporation (*i.e.*, AT&T Corp.) was a separate entity from SBC Communications Inc., which is now named AT&T Inc. AT&T Corp. (which became a non-publicly held subsidiary of SBC Communications Inc. as the result of a 2005 merger) is not the corporation that is the subject of this stockholder proposal. Further, we are advised that the Company has never adopted the policy referred to by the Proponent.

Because the Company never adopted the Proposal or any similar proposal, the argument that the Proposal is not vague and indefinite because it was clear enough for the Company to have adopted it at an earlier time is without merit.

2. The Proponent argues that the term "pension credits" is not vague and indefinite because the Company's statements in opposition to similar stockholder proposals in 2008 and 2009 used the words "pension credits" without protest regarding ambiguities. Further, argues the Proponent, other companies, such as Qwest Communications International Inc. and Verizon Communications Inc., have adopted policies similar to the Proposal, and did so without reference to ambiguities.

COMPANY RESPONSE:

The fact that the Company may have chosen to focus on other proposals in the Company's proxy statement in prior years does not mean that the Staff should object to the Company's intention to omit a clearly vague and indefinite proposal in the current proxy year. The Staff simply cannot permit the inclusion of material misstatements on proxy statements because, on prior occasions, their deficiencies under Rule 14a-8(i)(3) were not brought to the Staff's attention.

Moreover, the Company's mere repetition of the words "pension credits" in quotation marks is not a concession that the term "pension credits", as used in the Proposal and the Supporting Statement, is unambiguous. The Company's statements in opposition both in 2008 and 2009 used the words "pension credits" (and in quotations) to relate back to the text of the applicable proposal, not because the Company believed the words to be clear.

In addition, and completely contrary to the implication made by the Proponent, the Company's statements in opposition *defined* the term, in context, to resolve the ambiguity inherent in the applicable proposals. For example, the 2008 statement in opposition (as quoted by the Proponent) includes the phrase "*net of certain other accounting adjustments*" to clarify that the term "pension credits" meant "net pension cost or benefit" (*i.e.*, the broader interpretation of the two very different meanings) for purposes of the Company's response to the proposal.

The Proponent's reference to Qwest and Verizon is irrelevant, since the Company is asserting that the Proponent's *specific* Proposal and the Supporting Statement, *when read together* create an incurable ambiguity. Furthermore, the appearance of ambiguities in the documents of other registrants does not justify the Staff refusing to permit a different registrant, such as the Company, to object to the inclusion of a vague and indefinite proposal in its proxy statement.

Finally, similar to the manner in which the Company dealt with its statement in opposition in 2008 and 2007, and again completely contrary to the implication made by the Proponent, the Qwest and Verizon statements referenced in the Proponent's Letter are drafted to clarify that the intended meaning of the words "pension credits" in those proposals is consistent with what we have called in the Company Letter the "broader interpretation."[1]

3. **The Proponent argues that the term "pension credits" is not vague and indefinite because the term is widely used in the business and financial press.**

COMPANY RESPONSE:

The Proponent's arguments are completely fallacious for three reasons.

First, neither of the two referenced articles even use the term "pension credit," much less use the term in the specific context of the Proposal and the Supporting Statement which, when taken together, create an incurable ambiguity.

Second, the very two articles referenced by the Proponent in *support* of the proposition that there is widespread understanding of the term "pension credits" demonstrate just the opposite. Although the discussions are somewhat superficial, one article focuses on the concept of "expected return on plan assets" (*i.e.*, the narrower interpretation), while the other appears to suffer from the same inherent ambiguity as the Proposal by adopting both the narrower and broader interpretations:

---

[1] The 2003 Qwest statement in support of its "pension credits" stockholder proposal (as quoted in the Proponent's Letter) and Exhibit B to Qwest's "Guidelines on Significant Corporate Governance Issues" (available at http://investor.qwest.com/corporate-governance) includes the identical phrase used by the Company in 2008 and 2009—"net of certain other accounting adjustments"—to link the usage of "pension credits" to "net pension cost or benefit." Verizon's 2009 proxy statement states on page 33 that "the [Compensation] Committee reviewed the net contribution of pension income and postretirement benefit costs to Adjusted EPS and determined the Adjusted EPS measure for compensation purposes after excluding the impact of any net benefit from pension income and other postretirement benefit costs." It is clear that both "net contribution of pension income and postretirement benefit costs" and "net benefit from pension income and other postretirement benefit costs" as used by Verizon is analogous to "net pension costs or benefits."

- The June 25, 2001 *Wall Street Journal* article cited on page 6 of the Proponent's Letter discusses the impact of pension income on operating earnings almost exclusively in terms of "expected pension return rates" (*i.e.*, the narrower interpretation).[2]

- In contrast, the August 13, 2001 *BusinessWeek* article cited in the same paragraph uses terms and phrases that mix the narrower interpretation with the broader interpretation.[3]

In fact, notwithstanding that the term "pension credits" is *never* used by either of the cited articles, the inconsistent references to key concepts regarding the relationship between pensions and corporate earnings actually reinforces the Company's assertion that "the words 'pension credits' can mean a lot of different things."[4]

4. **The Proponent argues that the term "pension credits" is not vague and indefinite because the Supporting Statement is clear regarding which of the possible interpretations of "pension credits" is meant by the Proponent.**

COMPANY RESPONSE:

The Proponent's argument is clearly wrong for three reasons.

First, the several references in the *Supporting Statement*, which point towards the broader interpretation of the Proposal and which the Proponent claims are sufficient to make the overall meaning of the Proposal clear, cannot cure the inherent ambiguity created by the direct conflict of such references with the words in the *resolution portion* of the Proposal, which point to the narrower interpretation.

The Proponent now claims in Proponent's Letter that the term "pension credits" is intended to refer to "net pension costs or benefits", or the broader interpretation. But the Proponent does not and cannot dispute that the resolution portion of the Proposal calls for excluding "non-cash 'pension credits' that result from projected returns on employee pension fund assets", which involves *only* the narrower meaning. For this reason, among others, the Company believes that the Proposal and the Supporting Statement, when read together, are vague and indefinite.

---

[2] The *Wall Street Journal* article includes the following statements—(1) "[t]he potential for earnings management, Ms. Adams indicates, arises from increases in companies' expected rate of return on pension assets, which is typically around 8% to 10%, and is a key factor in determining how much pension income can be readily factored into earnings"; (2) [t]hirty-four companies . . . raised their expected return rates and thus helped their earnings . . ."; and (3) "Morgan Stanley suggested that Qwest was increasing its expected pension return rate in order to help its earnings."

[3] In support of the narrower interpretation, the *BusinessWeek* article includes the following statements—(1) "[c]ompanies are inflating earnings with income from pension-plan assets"; (2) [h]ere's how the magic works: The key is expected return-on-pension assets"; (3) [t]hus, companies can raise their expected returns, and pension income, with little risk; and (4)) "[c]ompanies can not only play around with the expected rate of return on assets but also with the value of the assets themselves." However, the *BusinessWeek* article also states that "if the return on pension assets" exceeds the cost, the difference is booked as income", suggesting the broader interpretation.

[4] We note that page 6 of the Proponent's Letter also discusses the ISS article referenced by the Proposal and attached as an exhibit to the Company Letter. This article does not clarify the ambiguity in the Proposal for the reasons referred to in the discussion of the article appearing on page 7 of the Company Letter.

Second, while the Proponent references several uses of the words "pension credits" in the Supporting Statement to support the broader interpretation of the words "pension credits", the Proponent fails to address the *other* uses of the words "pension credits" in the Supporting Statement that support (and only support) the narrower interpretation. Statements, for example, included in the Supporting Statement that pension credits "reflect neither operating performance - nor even actual returns on company pension assets" can *only* be reconciled with a narrow interpretation that "pension credits" refer *only* to the expected return on pension assets.

Finally, the Proponent advances an argument on page 7 of the Proponent's Letter that the Proposal and the Supporting Statement are unambiguous "particularly if a shareholder were to follow the citation in the Supporting Statement and look at the 'Net Periodic Benefit Cost' table in Note 11 of the Company's financial statements." The notion that public stockholders should be expected to resolve ambiguities in a proxy statement by recognizing the need to locate and analyze a footnote in a prior year's financial statements is patently absurd and out of touch with the Securities and Exchange Commission's requirements for understandable disclosure.

In summary, none of the Proponent's arguments come close to explaining away the ambiguity in the term "pension credits" as used in the Proposal and Supporting Statement, when read together.

Some stockholders will reasonably believe that the Proposal instructs the Company to exclude net pension cost or benefit. Others will reasonably believe that the Proposal instructs the Company to exclude the expected returns on plan assets.

Moreover, the ambiguity is material. In 2008 alone, as indicated in the Company Letter, the difference between the interpretations amounted to $4.635 billion.

5. **The Proponent also argues that the Proposal's failure to discuss "secondary tax consequences" does not render the Proposal vague and indefinite because any secondary tax consequences are beyond the stated scope of the Proposal and are a matter of board discretion.**

COMPANY RESPONSE:

This response wholly fails to address the concern raised by the Company. The question is *not* "does the Proponent intend to tie the hands of the board with respect to the material tax issue connected to the Proposal?"

The question *is* "will stockholders reading the Proposal clearly and unambiguously understand that the Proposal does not tie the hands of the board?"

In other words, will stockholders reading the Proposal clearly and unambiguously understand which one of the following three possible meanings they will be endorsing or rejecting when voting on the Proposal?

1. Alternative One: In determining future awards of performance-based compensation for executive officers, there shall be excluded from the measure of earnings pension credits on a *pre*-tax basis;

2. Alternative Two: In determining future awards of performance-based compensation for executive officers, there shall be excluded from the measure of earnings pension credits on a *post-tax* basis; or

3. Alternative Three: In determining future awards of performance-based compensation for executive officers, there shall be excluded from the measure of earnings pension credits on a *pre*-or *post*-tax basis as determined by the board.

We respectfully remind the Staff that apart from the over $4 billion difference between the narrower and broader interpretation of the words "pension credits", the Company believes the tax ambiguity standing alone is quantitatively and qualitatively material, considering the Company's 35.4% effective tax rate in 2008. *See* footnote 10 of the Company Letter.

II. The Proponent Fails To Rebut The Company's Argument That The Proposal Contains Materially Misleading Statements Under Rule 14a-8(i)(3).

The Company also believes the entire Proposal may be excluded because the Proposal and Supporting Statement contain materially false and misleading statements. The Proponent's arguments clearly do not rebut in any sense the false and misleading nature of the statements, because, as indicated below:

- the Proponent's responses mischaracterize the extent by which pension benefits impact net income; and
- the Proponent, after maintaining that it is obvious that the Proposal adopts the broader interpretation, which the Proponent must do because the Proponent adopts the $967 million and $608 million amounts that are consistent *only* with the broader interpretation (*i.e.*, net pension cost or benefit), then makes statements that could be true only if made with respect to the narrower interpretation of the Proposal (*i.e.*, the expected return on plan assets), and that must be false and misleading if made with respect to the broader interpretation.

1. The Proponent argues that the Proposal's statement that "[m]anagement used pension credits to boost reported net income by $967 million for 2008 and $608 million or 2007" is not materially false and misleading because "pension credits" did in fact boost reported net income by those amounts in those years.

To support its argument, the Proponent claims (i) a statement in Note 11 of the Company's 2008 Consolidated Financial Statements included in the Company's 2008 Annual Report to Stockholders (as filed with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008) (the "**2008 Financial Statements**") regarding the inclusion of "Net Periodic Benefit Cost and Other Amounts Recognized in Comprehensive Net Income" (after a subtraction) proves that all such amounts were included in net income, and (ii) that no lesser amount than the $967 million in 2008 and $608 million in 2007 were used to *boost* net income because the Company could not capitalize 10% of the pension benefits or credits as stated in the 2008 Financial Statements.

COMPANY RESPONSE:

The Proponent's response reflects a misunderstanding of both pension accounting and the Company's accounting policies as they relate to pension and postretirement costs and benefits.

The Company reports total comprehensive income, and its component parts—"net income" and "other comprehensive income"—as separate line items on the Consolidated Statements of Stockholders' Equity.[5] The "math" offered by the Proponent regards amounts included in *total comprehensive* income, but that does *not* mean that *all* such amounts are included in or were used to "boost" *net* income.

The Company reaffirms its statement in Note 11 to the 2008 Financial Statements that "[a]pproximately 10% of pension and postretirement costs are capitalized as part of construction labor . . . ." The Company's accounting policies provide for the capitalization of pension and postretirement benefits and costs to be effected on a combined (net) basis, and it is inconsistent with generally accepted accounting principles to treat these benefits and costs differently when capitalizing these amounts (*e.g.*, capitalize the postretirement costs and recognize only the pension benefits). Clearly, then, some portion of the pension benefits in 2008 were capitalized as reported in the statement in Note 11.

In addition, even though, as referenced by the Proponent, another portion of Note 11 discloses that certain net pension and postretirement costs were recognized on the Company's consolidated statements of income, Regulation S-X and the other applicable financial disclosure rules do not require the Company to separately disclose the portions of those amounts that are capitalized or that are otherwise not included in net income—these rules require only that the total amounts of the costs and benefits be identified and disclosed on the appropriate table. The fact that the disclosure rules do not require calling out the specific amounts capitalized does not mean that amounts were not capitalized or that they did impact the income statement. Accordingly, and notwithstanding the Proponent's statements, an amount less than the $967 million in 2008 and $608 million impacted or "boosted" net income in the applicable years.

2. **The Proponent argues that the Proposal's statement that "pension credits reflect neither operating performance - nor even actual returns on company pension assets" is not materially false and misleading by:**

   (i) citing to "widespread criticism leveled at the practice of boosting reported net income with non-cash accounting credits" in articles and studies;

   (ii) making a "straw-man" argument that expected returns on plan assets do not reflect operating performance;

   (iii) incorrectly arguing that the clear and specific examples provided by the Company proving that pension credits (as interpreted by the Proponent to mean net pension cost or benefit) do reflect operating performance are not valid because the example "neither appears nor changes the net pension income credit that is broken out in" Note 11; and

[5] See page 38 of the 2008 Financial Statements.

(iv) incorrectly arguing that articles in the business and financial press prove that pension credits do not reflect actual returns on company pension assets.

COMPANY RESPONSE:

The Proponent's arguments all are invalid, particularly given that the Proponent has clarified that it intended that the Proposal incorporate the broader interpretation (*i.e.*, net pension cost or benefit) (which Proponent must do because the Proponent adopts the $967 million and $608 million numbers that are consistent *only* with the broader interpretation). While some of the claims made by the Proponent might have some support if the Proponent intended to make statements only about the narrower interpretation of the words "pension credits" (*i.e.*, the expected return on plan assets), they are irrefutably incorrect when made with respect to the broader interpretation.

- The Proponent's first argument - that "pension credits" cannot reflect operating performance because there has been "widespread criticism leveled at the practice of boosting reported net income with non-cash accounting" - is clearly wrong, and merely serves to underscore that commentators are using the words "pension credits" differently than the Proponent and that these conflicting interpretations create confusion. Not only were none of the articles specific to the Company, but the "criticism" is directed to "expected return on plan assets" (*i.e.*, the narrower interpretation). The words "pension credits," as interpreted by the Proponent to mean "net pension cost or benefit," and which were $967 million in 2008, clearly reflect operating experience, as demonstrated on page 11 of the Company Letter.

- The Proponent's second argument - the "straw man statement" that expected returns on plan assets do not reflect operating performance - does not prove anything, and certainly does not prove "pension credits" as interpreted by the Proponent to mean "net pension cost or benefit," do not reflect operating performance.

- The Proponent's third argument - that the clear and specific examples provided by the Company[6] demonstrating that pension credits (as interpreted by the Proponent to mean net pension cost or benefit) do reflect operating performance are not valid because the example "neither appears on nor changes the net pension income credit that is broken out in" Note 11 - is flatly wrong.

    - As reflected in the Company Letter, and in the 2007 Consolidated Financial Statements included in the Company's 2007 Annual Report to Stockholders (as filed with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (the "**2007 Financial Statements**"), operational decisions regarding compensation resulted in a $246 million cost to the projected benefit obligations, which is a factor in determining net pension cost or benefit. Whether such amount appears as a separate line item is irrelevant to the question

[6] The Company Letter cited two specific examples that dispute the Proponent's assertion—(1) in 2007, the Company reflected (as a plan amendment) an additional $246 million cost to the projected benefit obligations for the year in financial statements, and (2) the Company's renewal of certain labor agreements in 2009 have resulted in a decrease to the pension cost as reported in the Company's quarterly financial statements for the quarter ended September 30, 2009.

of whether the net pension cost or benefit reflects the $246 million in costs arising from operational decisions. However, the amount *is* set forth as a separate line item, under the line item "Amendment" in Note 11 in the 2007 Financial Statements. A copy of the relevant disclosure is attached to this letter as Exhibit A.

- Furthermore, the Company believes the Proponent's argument regarding Standard & Poor's so-called "Core Earnings" measure is invalid for two reasons.

  - First, the Proponent's misstatement is that pension credits do not reflect *operating performance*[7]; not that pension credits are not included in Standard & Poor's definition of Core Earnings. The Company believes that most directly comparable GAAP financial measure to operating performance is "operating income". The two examples provided are included in the Company's financial statements as operating income, although they are amortized into operating income over time according to GAAP pension rules.

  - Second, even if the issue of whether the two examples were included or excluded from Standard & Poor's classification of Core Earnings were relevant to the question of whether pension credits reflect *operating performance*, the Company believes that the Proponent may be misapplying the Standard & Poor's definition. The Proponent offers no support for its assertion (that the two examples would not be so included).

    Standard & Poor's guidance appears to indicate that these items would be included in Core Earnings: "Pensions are part of employee compensation, just like salaries, bonuses, benefits, employee stock option grants, and other forms; pension costs are contributions to the pension trust. Since pension costs are borne by the company, and this by its shareholders, these costs should be included in Core Earnings."[8] .

- Furthermore, the Proponent's attempt to dismiss a similar example in 2009 is invalid. The Proponent is not making a proposal to exclude pension credits from the calculation of *prior* compensation, but rather from the calculation of compensation in the future. To support its Proposal, the Proponent is asserting that pension credits do not reflect operating experience - and not merely

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[7] In relevant part, the precise wording of the misstatement in the Supporting Statement is as follows: "Pension credits reflect neither operating performance . . . ."

[8] *See* Standard & Poor's Measures of Corporate Earnings, Revised May 14, 2002 ("**S&P Report**), page 9. Again, the Proponent's claim may result from confusion regarding which interpretation of "pension credits" is being considered. The S&P Report goes on to contrast what is in essence differences in treatment (as to status as Core Earnings) among various elements of the broader definition of "pension credits". For example, "Some may be concerned that pension income is excluded from Core Earnings, while pension costs are included. This apparent conflict is in reality no conflict at all. The two are not parallel because they arise in different places from different activities. Pension costs are part of employee compensation and arise because people are hired to work and, hopefully, produce revenues and Core Earnings. The size and timing of pension gains reflect the skill of the portfolio managers engaged to manage the pension plan. . . ." S&P Report, p. 9.

operating experience in the past. What the examples in 2009 and 2007 conclusively demonstrate is that the words "pension credits", as used by the Proponent, can and have reflected operating performance.

- The Proponent's fourth argument - that articles in the business and financial press prove that that pension credits do not reflect actual returns on company pension assets - again is clearly wrong, and is based either on a different interpretation of the words "pension credits" than the Proponent has chosen, or a misunderstanding of pension accounting.

  As indicated in the Company Letter, the actual return on pension assets *is* taken into account in the calculation of net pension cost or benefit. To avoid wild fluctuations based on transient differences in market value, GAAP does not take into account the entirety of the difference between expected and actual returns on pension assets in any particular year, but it does take them into account, and requires any significant portion be reflected into each year's calculation of "pension credits". Differences between actual returns and assumed returns are, as required by GAAP, reflected over time in both the succeeding years' calculation of expected return on plan assets and in realized actuarial gains and losses. In addition, as disclosed by the Company in its Annual Reports to Stockholders, the Company has an accounting policy that ensures that the differences between actual and expected asset levels remain at a lower level than that required by GAAP. This has had the effect of the Company reflecting higher pension cost, or lower "pension credits," than companies that do not have this policy.[9]

III. Conclusion

For the reasons set forth above and in the Company Letter, the Company believes that the Proposal may be properly omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please contact me directly at 214-953-6735.

Very truly yours,



Andrew M. Baker

AMB:

[9] 2008 Financial Statements, p. 20.

DAL02:555101.1

EXHIBIT A

Dollars in millions except per share amounts

Our December 31, 2006, obligations and funded status include benefit obligations of $11,013 for pension benefits and $11,461 for postretirement benefits, and plan assets of $17,628 and $5,269, respectively, related to BellSouth. Additionally, our December 31, 2006, obligations and funded status include benefit obligations of $635 for pension benefits and $209 for postretirement benefits, and plan assets of $548 and $0, respectively, related to AT&T Mobility.

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Benefit obligation at beginning of year	$55,949	$46,176	$44,137	$35,225
Service cost – benefits earned during the period	1,257	1,050	511	435
Interest cost on projected benefit obligation	3,220	2,507	2,588	1,943
Amendments	246	—	—	—
Actuarial loss (gain)	(2,044)	(1,499)	(4,752)	(3,386)
Special termination benefits	56	25	7	2
Settlements	(15)	—	—	—
Benefits paid	(5,312)	(3,958)	(2,316)	(1,772)
Transferred from AT&T Mobility	—	635	—	209
Transferred from BellSouth	—	11,013	—	11,461
Other	165	—	210	20
Benefit obligation at end of year	$53,522	$55,949	$40,385	$44,137

The following table presents the change in the value of plan assets for the years ended December 31 and the plans' funded status at December 31:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Fair value of plan assets at beginning of year	$69,284	$48,755	$ 17,145	$ 11,417
Actual return on plan assets	6,833	6,311	1,209	1,379
Benefits paid[1]	(5,312)	(3,958)	(1,694)	(920)
Contributions	—	—	255	—
Transferred from AT&T Mobility	—	548	—	—
Transferred from BellSouth	—	17,628	—	5,269
Other	5	—	84	—
Fair value of plan assets at end of year	$70,810	$69,284	$ 16,999	$ 17,145
Funded (unfunded) status at end of year[2]	$17,288	$13,335	$(23,386)	$(26,992)

[1]At our discretion, certain postretirement benefits are paid from AT&T cash accounts and do not reduce Voluntary Employee Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.
[2]Funded status is not indicative of our ability to pay ongoing pension benefits nor of our obligation to fund retirement trusts. Required pension funding is determined in accordance with ERISA regulations.

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Postemployment benefit	$17,288	$13,335	$ —	$ 772
Current portion employee benefit obligation[1]	—	—	(249)	(973)
Employee benefit obligation[2]	—	—	(23,137)	(26,791)
Net amount recognized	$17,288	$13,335	$(23,386)	$(26,992)

[1]Included in "Accounts payable and accrued liabilities."
[2]Included in "Postemployment benefit obligation."

Amounts included in our accumulated other comprehensive income that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Net loss	$ 661	$4,271	$ 1,125	$ 6,124
Prior service cost (benefit)	722	624	(2,355)	(2,669)
Total	$1,383	$4,895	$(1,230)	$ 3,455

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $51,357 at December 31, 2007, and $53,662 at December 31, 2006.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

21 January 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By electronic mail

Re: Shareholder proposal to AT&T Inc. from the SNET Retirees Association, Inc.

Dear Counsel:

This is a response on behalf of the SNET Retirees Association, Inc. ("the Proponent" or "SRA") to the letter from counsel for AT&T Inc. ("AT&T" or the "Company") dated 21 December 2009 ("AT&T Letter") and refiled on 4 January 2010, in which AT&T advises that it intends to omit SRA's resolution from AT&T's 2010 proxy materials. For the reasons set forth below, the Proponent respectfully asks the Division to deny the no-action relief that AT&T seeks.

The Association's Proposal

The resolution asks AT&T's Board to adopt an executive compensation policy that had been in place at the pre-merger AT&T. As the Supporting Statement indicates, the concern here stems from the fact that a significant portion of AT&T's reported net operating income in 2007 and 2008 (and larger amounts in some previous years) was not cash flow from ordinary operations, but non-cash "pension credits" from paper gains on assets held in the employee pension fund, which are reported as part of AT&T's consolidated financial information, but are unrelated to the Company's performance. The proposal thus seeks to make performance-based compensation more accurately reflect actual performance. SRA's resolution states:

> **Resolved:** The shareholders of AT&T urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually the specific financial performance measures used to award performance pay.

In its Letter, AT&T states its belief that the SRA resolution and Supporting Statement, whether read separately or together, are both "inherently misleading" and "materially misleading" in violation of Rule 14a-9 and may therefore be omitted from the Company's 2010 proxy materials pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(g), AT&T bears the burden of demonstrating why the Proponent's proposal may be excluded. As we demonstrate below, AT&T has not sustained its burden, and the request for no-action relief should therefore be denied.

A. Allegedly "Vague and Indefinite" Statements

AT&T concedes that the "overall meaning" of the proposal "may seem to be clear from the surrounding language" (AT&T Letter at p. 5). Rather than accept the proposal at face value, however, AT&T constructs an extraordinarily convoluted no-action request that boils down to a claim that the proposal fails to define a key term ("pension credits") and thus runs afoul of Rules 14a-9 and 14a-8(i)(3). AT&T's argument fails for several reasons.

As an initial matter, we note that it apparently took AT&T three years to decide that the resolution is "misleading," since SRA's resolution is identical to the resolution in AT&T's 2008 and 2009 proxy statements,[1] which received the support of 46% and 45.5% of shares voted, respectively. The phrase "pension credits" is apparently well-understood by AT&T and its board, since AT&T repeatedly uses the phrase in those proxy statements to explain to shareholders "Your Directors' Position" against the resolution. Indeed, AT&T did a decent job of describing its pension credit accounting convention to its shareholders as follows:

> We are required to recognize gains or losses when the actual investment return on pension plan assets varies from the level that was initially assumed for purposes of estimating pension expense. This adjustment, net of certain other accounting adjustments, sometimes results in a gain or **"pension credit."** Adjustments reflecting gains or losses are likely to be made each year, . . . Therefore, including adjustments such as **"pension credits"** in our reported earnings is consistent with applicable accounting standards and with the practice of other public companies.

(AT&T, Inc.[2] 2008 Proxy Statement, "Your Directors' Position," at p. 23, emphasis

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[1] When we refer to a proxy statement by year, the reference is to the year in which the document was filed on EDGAR, not the company's fiscal year.

[2] This letter will distinguish between EDGAR filings of "AT&T, Inc.," the existing company, and "AT&T Corp.," as the "old" AT&T was known prior to its merger with SBC.

added; *accord* AT&T, Inc. 2009 Proxy Statement, at p. 28).

Moreover, it is difficult to credit AT&T's entire line of argument considering that SRA's resolution uses the exact same terminology and definition that AT&T's Compensation and Employee Benefits Committee used in the Company's 2004 Proxy Statement (at p. 25). As SRA's Supporting Statement makes clear, this resolution is not proposing a *new* policy, but is urging the board to reinstate an executive compensation policy that it adopted in February 2004 and then apparently abandoned after the 2005 merger with SBC.

Here is the announced executive compensation policy on "pension credits" as it appeared in AT&T Corp.'s 2004 Proxy Statement, at p. 26 (emphasis added):

> **NEW EXECUTIVE COMPENSATION POLICY ADOPTED**
>
> On February 23, 2004, the Compensation and Employee Benefits Committee of our Board of Directors formally adopted a policy that **any future awards of performance based compensation to our executive officers will exclude from any measure of our earnings any <u>non-cash pension credits that result from projected returns on employee pension fund assets</u>.** We are joining many other companies which are adopting similar compensation policies, which our Board believes comport with evolving best practicses for executive compensation. In recognition of our formal adoption of this policy, Domini Social Investments LLC and Jane Banfield, a representative of AT&T Concerned Employees, agreed to withdraw a shareowner proposal on this subject which they had submitted for inclusion in our proxy statement.

SRA's resolution borrows this exact same wording to describe the policy that SRA is asking AT&T's Board to reinstate:

> The shareholders of AT&T urge the Board to **determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes <u>non-cash "pension credits" that result from projected returns on employee pension fund assets,</u>** . . ..

Therefore, even though SRA's resolution takes its description of this executive compensation policy straight from the AT&T board's own 2004 policy statement – and states in the Supporting Statement that SRA is trying to reinstate a policy adopted by the pre-merger AT&T – the Company now argues that this wording "can mean a lot of different things." (AT&T Letter, at 4.)

AT&T might have a better argument if AT&T's Board or SRA had invented the concept of "pension credits" on their own, or if there was no longstanding controversy about whether this non-cash component of net income should boost executive pay, or if AT&T was the only company to have such a policy.[3] However, none of these is the case. As AT&T Corp.'s Compensation Committee observed in the 2004 proxy statement cited above: "We are joining many other companies which are adopting similar compensation policies, ...". In fact, AT&T was following behind a number of other companies – including its peers Verizon and Qwest Communications – in voluntarily adopting precisely the same policy in the aftermath of shareholder proposals using precisely the same terminology ("non-cash 'pension credits'") that AT&T suddenly finds so inherently misleading.

For example, the Board of Directors at Qwest Communications International took the unusual step of urging shareholders to "vote FOR" a shareowner proposal with terminology nearly identical to the AT&T Board's policy quoted above (and to the wording of SRA's resolution). Here is how Qwest's Board described the issue to shareholders in its 2003 proxy statement (emphasis added):

> **Our Board of Directors recommends that you vote FOR the shareowner proposal.**
>
> Shareowner Proposal:
> The shareholders of Qwest urge our Board of Directors to adopt and announce a policy to **exclude as a factor in determining annual or short-term incentive compensation for executive officers any impact on Qwest's net income from "pension credits" resulting from projected returns on employee pension assets,** with such policy to take effect beginning in 2004.
>
> . . . .
>
> **Management's Statement FOR Shareowner Proposal**
>
> The proposal and supporting statement focus principally on **"pension credits."** We think that it is helpful to explain briefly what **"pension credits"** are and how we account for them. Under GAAP and applicable FASB accounting standards, we are required to estimate and recognize the cost of providing a pension for each participating employee . . .. Our estimates are partially based on assumptions made at the beginning of the year about the amount that will be earned

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[3] We note that, apart from the fact that AT&T included this proposal in its proxy statement the last two years, the Division has considered imilar "pension credit" proposals at various points over the past decade and has generally ruled in favor of proponents. *E.g., Qwest Communications International, Inc.* (2 March 2001); *International Business Machines Corp.* (21 December 2001).

> through investment of the funds held in the separate pension trust. . . . These assumptions on investment returns, however, usually differ (sometimes positively, sometimes negatively) from the actual investment returns earned by the trust. We are required under the relevant accounting rules to adjust our estimates over time to the actual investment returns. This adjustment, net of certain other accounting adjustments, can result in a gain or **"pension credit."**
>
> Management agrees that at this time it is appropriate to exclude the effect of **pension credits** as a factor when measuring the performance of our executive officers. . . .

Similarly, Verizon's Board of Directors voluntary adopted a policy to exclude pension income from calculations of senior executive performance-based pay after a shareholder resolution citing "pension credits" to earnings received support from approximately 43 percent of the shares voting at the 2002 annual meeting. Verizon's 2003 Proxy Statement (at p. 17) included the following statement:

> The [Board's Human Resources] Committee has clarified its practices for determining incentive compensation and decided to **exclude, beginning in 2003, the net impact of pension and post-retirement benefits on the Corporation's operating results.** Mr. C. William Jones and Joseph and Ann Ristuccia submitted a shareholder proposal requesting that the Board of Directors **adopt a policy that determines future awards of performance-based compensation for executive officers using a measure of earnings per share that does not include "accounting rule income, particularly 'pension credits'."** After Verizon discussed the Committee's decision with the proponents, they agreed to withdraw their proposal. [emphasis added]

More recently, in 2006, a majority of the shares voted at Lucent Technologies were cast in favor a nearly identical proposal to exclude "pension accounting credits" from calculations of performance-based executive pay. According to Reuters:

> Shareholders also voted in favor of excluding credits from Lucent's pension program as a factor in determining how well executives performed.
>
> Lucent already does not include pension credits as a factor in determining executive compensation, company spokesman Bill Price said. Credits generated by the company's pension program are reported as non-cash income.

(Robert MacMillan, "Lucent Shareholders Vote to Restrict Executive Pay," Reuters,

15 February 2006, emphasis added.)

Press reports too numerous to mention have reported on the debate over "pension credits" and whether senior executives use overly-rosy projections of expected rates of return on pension assets in order to boost reported income – and, at the same time, their own bonuses tied to net income. For example, an article in *The Wall Street Journal* from nine years ago reported that "companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income." (Michael Rapoport and Phyllis Plitch, "Study Finds Almost a Third of Big U.S. Companies are Getting Part of Earnings from Pension Plans," *Wall Street Journal*, 25 June 2001.) Similarly *Business Week* reported on 13 August 2001 in an article entitled *Why Earnings Are Too Rosy* that: "Companies are inflating earnings with income from pension-plan assets, making their results look better than what's really happening with their businesses."

Another example is the special report that Institutional Shareholder Services ("ISS," now part of RiskMetrics Group) published on the topic that is quoted in the Proponent's Supporting Statement (and appended to the AT&T Letter). That report, entitled "Cookie-Jar Accounting: Pension Credits Plump Executive Pay" (April 2002) uses the same "pension credits" terminology as does AT&T's Compensation Committee (and Proponent). As quoted in the Supporting Statement, ISS explains that "although in many cases pension assets plummeted in value, non-cash 'pension credits' boosted not only reported earnings, but also performance-based executive pay." ISS, of course, was then and still is by far the largest consultancy on proxy voting. Its special report went on to explain in more detail (and consistently with Proponent's proposal) how pension accounting credits to earnings can boost reported earnings and thus executive pay tied to those earnings (ISS, at p. 1):

> In short, old-line firms with defined-benefit pension surpluses are booking earnings based on expected (not actual) returns on assets held in company-sponsored pension trusts. And although in many cases pension assets plummeted in value, **non-cash "pension credits"** boosted not only current earnings, but also performance-based executive pay. . . . Meanwhile, executives need not worry much about over-estimating pension income, since the corresponding charge against earnings can be spread (amortized) over many future years (emphasis added)

AT&T nevertheless claims that the term "pension credits" is undefined and "can mean a lot of different things." (AT&T Letter, at p. 4.) AT&T is mistaken on both counts.

First, although the resolution recites the specific definition used in AT&T's own 2004 policy statement (printed on page 3, above), the Supporting Statement provides further explanation and even points shareholders to the precise footnote (Note 11) in the Annual Report's Consolidated Financial Statements for 2008, which discloses (and disaggregates) the "$967 million for 2008" and "$608 million for 2007" in pension credits to earnings that the proposal cites. *See* Note 11 to Consolidated Financial Statements, filed on EDGAR as Ex. 13 to AT&T, Inc.'s Form 10-K for 2008, filed 25 February 2009, at p. 60 ("AT&T's 10-K"). The Supporting Statement explains that "nearly $1 billion of AT&T's reported net income for 2008 was attributable to pension credits based on *projected* increases in the pension surplus that never in fact occurred (Note 11, Consolidated Financial Statements)." The Supporting Statement goes on to explain further that "[p]ension credits are not even based on actual investment returns, but on the 'expected return' on plan assets and other assumptions set by management."

Second, although the AT&T Letter claims that "pension credits" can "mean a lot of different things," it suggests only one other interpretation that is not remotely plausible in the context of the resolution and Supporting Statement. AT&T takes a great deal of space outlining four reasons that it believes (correctly, as far as it goes) that "pension credits" to earnings refer to the same accounting entry that AT&T labels "net pension and postretirement cost (benefit)" in Note 11 to the Consolidated Financial Statements (although, we note that despite its lengthy disquisition, the AT&T Letter never actually cites this entry). AT&T calls this the "broader" interpretation. (*See* AT&T Letter, at pp. 4-8.) Indeed, it is the only interpretation possible, particularly if a shareholder were to follow the citation in the Supporting Statement and look at the "Net Periodic Benefit Cost" table in Note 11, *supra*. As noted just above, the Supporting Statement explains that pension accounting credits amounted to $967 million for 2008 and $608 million for 2007. The bottom line on the "Net Periodic Benefit Cost" table in Note 11 shows a positive $967 million for 2008 and $608 million for 2007. Those dollar figures ($967 and $608 million) are in parentheses in the table since instead of a cost, management was projecting (mistakenly as it turned out) that returns on pension investments during the year ahead would generate a positive net "benefit" that flowed onto the Income Statement as a credit.[4]

In the alternative, the AT&T Letter claims that some shareholders could believe that "pension credits" to earnings refers to the $5.6 billion "expected return on plan assets," which represents the projected gross return on pension plan investment for 2008, and appears as just one of the disaggregated components of the Net Periodic Benefit Cost in the table described above. (Note 11 to AT&T's 10-K,

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[4] Indeed, AT&T appears to concede the point by stating on several occasions that the numbers cited by the Proponent can be reconciled "only" with the broader interpretation. AT&T Letter at pp. 6, 7. If "only" one reading is plausible, AT&T's strained efforts to find ambiguity cannot sustain its burden of proving that the proposal is too vague.

supra.) AT&T calls this the "narrower" interpretation. It is difficult to see how any shareholder could interpret the proposal in this way, but in any event this argument also rests on flawed premises.

The $5.6 billion figure is not mentioned in the resolution or Supporting Statement. And given that a shareholder is referred to the "Net Periodic Benefit Cost" in Note 11, he or she would see there that $5.6 billion is the expected *gross* return on pension assets – one of several component parts of the *net* pension cost (benefit) at the bottom of the table which flows to earnings. Highlighted on that bottom line of the table the shareholder would clearly see the $967 and $608 million *net* pension credits (for 2008 and 2007, respectively), which are the dollar figures actually cited by Proponent in the Supporting Statement.

Finally, AT&T claims that the resolution is "also vague and ambiguous because it does not clearly specify how income taxes should be handled." However, any secondary tax consequences are beyond the stated scope of the resolution. The resolution asks the board to "us[e] a measure of earnings that excludes non-cash 'pension credits' . . . and to report annually the specific financial performance measures used to award performance pay." The board clearly retains discretion to use a pretax or post-tax "measure of earnings," so long as it excludes the impact of pension credits and discloses this to shareholders. Moreover, all of the figures in the proposal are pretax, which is consistent with the analysis and reporting on the issue by Wall Street firms (*e.g.*, Morgan Stanley, Credit Suisse), by ISS (in its special report) and in the press reports. We also believe that AT&T's argument skirts the distinction between reported and taxable income. Pension accounting credits represent *projected* (not real) returns to the pension trust. As the Supporting Statement makes clear, despite crediting $960 million to reported earnings in 2008, "[i]n reality, the pension plan suffered an ***$18.2 billion loss*** during 2008." (Emphasis in original.) Even if management's projected returns on investment had actually been realized, any increase in pension surplus remains in the separately-incorporated pension trust, which is a nonprofit trust and never pays tax on earnings. Indeed, the company is not even legally able to revert pension surplus without terminating the plan (and paying a 50% federal reversion tax). According to the S&P's 2002 *Core Earnings Market Review,* as quoted in the nearly-identical resolution that appeared in a proposal to Qwest Communications International (DEF 14A filed 24 October 2003, at p. 45): Since [pension credits are] based on the expected, not actual, return [on pension assets], this money may not even exist. Further, if there is income, it remains in the pension fund and is not available to the corporation."

B. Allegedly "Materially Misleading" Statements

The second section of AT&T's letter restates its factual claims and arguments from the first section (discussed above) and argues that a number of the particular statements in the resolution and Supporting Statement also are "materially misleading because they contain misstatements of fact regarding (i) AT&T-specific pension accounting and (ii) generally accepted accounting principles related to pension accounting . . .". (AT&T Letter, at p. 9.) AT&T's belabored effort lacks merit. We answer these in turn:

1. **AT&T-specific Pension Accounting**: AT&T claims that the pension gains of $967 million for 2008 and $608 million for 2007 cited in the Supporting Statement did not in fact "boost net income" by these precise amounts because AT&T capitalizes 10% of pension and postretirement costs and because "the Company also recorded deferred tax expenses related to those pension credits." AT&T's argument seeks to obfuscate Proponent's accurate reporting of the pension credit to earnings as it is disclosed in Note 11 of AT&T's 10-K. As discussed above – and as AT&T does not dispute – the Net Periodic Benefit Cost table in Note 11 reports the "Net pension and postretirement cost (benefit)" for the Company's pension plans as "($967)" million for 2008 and "($608)" million for 2007. These "benefits" (credits) reduced AT&T's overall cost for postretirement benefits in 2008 to $324 million and $1,078 million, respectively (after netting the projected gain on pension assets against the positive cost of retiree health benefits). The same table also reports that the cost of other "postretirement benefits" (primarily retiree health care) was $1,291 million for 2008 and $1,686 million for 2007. Accordingly, immediately above the Net Periodic Benefit Cost table, Note 11 states (at p. 60) as follows:

> **Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income**
>
> Our combined net pension and postretirement cost recognized in our consolidated statements of income was $324, $1,078 and $1,635 million for the years ended December 31, 2008, 2007 and 2006 [emphasis added].

It takes nothing more than simple subtraction to confirm that the *net* postretirement cost that flowed to "our consolidated statements of income" ($324 million for 2008) is equal to the cost of other postretirement benefits ($1,291 for 2008) *minus* the credit for pension gain ($967 million for 2008). Indeed, that is the precise impact of "pension credits": although they are non-cash (and often, as in 2008, not even real) they reduce reported operating expense for retiree benefits dollar-for-dollar and therefore, as Note 11 and every other published report on this topic indicate, boost reported net operating income by a like amount.

Against this reality, AT&T argues that Note 11 also states that "[a]pproximately 10% of pension and postretirement costs are capitalized . . .." This may be true as to the positive costs attributed to *non-pension* benefits, and it may be true for a year that AT&T actually experienced pension "costs." But for the two years discussed in the Supporting Statement (2008 and 2007) AT&T projected a gain ("benefit") from pension income that reduced overall operating expense for retiree benefits (by $967 and $608 million, respectively). As Note 11 states, AT&T may "capitalize" a portion of its "costs" each year for retiree health benefits, but it could not capitalize the accounting credit ("benefit") from pension income in 2008 or 2007. Similarly, AT&T claims that it "recorded deferred tax expenses related to those pension credits." (AT&T Letter, at p. 10.) We answered this same argument concerning secondary tax implications just above (p. 9) and incorporate it here by reference. Though it is entirely possible that there is some secondary tax implication in the income statement that is not specifically disclosed – and which AT&T's Letter does not specify or cite – it is entirely beside the point. Whether or not there is a "deferred" tax expense, AT&T's reported earnings for 2008 and 2007 benefited from the full amount of the pension credit specified in Note 11. And as documented immediately above, Note 11 specifically states (at p. 60) that the entire $967 million and $608 million credit for projected pension gains is "<u>recognized in our consolidated statements of income.</u>"

Although we believe the disputed sentence is not inherently misleading in violation of Rule 14a-9, if the Staff concurs with AT&T on this point, Proponent is nevertheless agreeable to amending the second sentence in the first paragraph of the Supporting Statement as shown here:

> Management used pension credits to boost *reported net income* ~~earnings by reducing net operating expense~~ by $967 million for 2008 and by $608 million for 2007.

2. **'Operating Performance' and 'Actual Returns'**: AT&T next attacks a sentence in the Supporting Statement as "simply untrue" because it states that "pension credits reflect neither operating performance – nor even actual returns on company pension assets . . .". AT&T's claim flies in the face of the widespread criticism leveled at the practice of boosting reported net operating income with non-cash accounting credits that reflect the projected (not even actual) returns on pension trust assets and that are managed separately from the day-to-day business operations that senior executives oversee.

In 2002 Standard & Poor's specifically revised its measure of operating earnings (which it calls "Core Earnings") to exclude pension accounting credits (what S&P's calls "pension gains") and several other non-recurring items (such as litigation expense) in order to allow investors to focus on the company's results from ongoing operations. In an analytical paper explaining its reasoning, David Blitzer and his colleagues at S&P described why pension gains are unrelated to core business operations – and, in fact, why including them in Core Earnings would be "double counting":

> In some years, investment returns provide the [pension] fund with income that exceeds the net increase in its liabilities. . . . However, **these**

> **pension gains are the product of the financial markets** and the investment skill of the portfolio managers hired to manage the pension trust; they **are not a product of the company's core business.**
>
> Moreover, it's important to note that **pension gains are not available to the corporation sponsoring the plan or to the shareholders** of the corporation, except in rare cases where the plan is terminated. Because pension gains are not available to the corporation, they should not be included in the calculation of Core Earnings.
>
> Furthermore, the corporation already benefits from a pension gain [because it can skip or reduce a cash contribution to fund benefits], so including it in Core Earnings would be double counting. . . .

(David M. Blitzer, et al., "Measures of Corporate Earnings," Standard & Poor's, rev'd May 14, 2002, at p. 11 (emphasis added).)

The ISS issue brief discussed above (and appended to the AT&T Letter) cites the lack of relationship between projected pension gains and operating performance as the first of four arguments in favor of excluding pension credits from the measure of earnings used to calculate executive incentive pay:

> 1. **Pension credits are unrelated to operating performance.**
>
> Pension credits increase reported earnings, yet they have nothing to do with the current performance of management. Jack Ciesielski, publisher of *The Analyst's Accounting Observer*, has been very critical of the notion that pension income benefits shareholders. "The 'earnings' created by pension plans will not inure to common stock investors; the pension assets are dedicated to a separate class of stakeholders – the present and prospective pensioners," Ciesielski writes . . . .
>
> He observes that because, "as a general rule, shareholders will not benefit directly from the income generated by pension plans . . . Managements may be receiving credit (and compensation) for earnings they don't produce."

(ISS, "Cookie-Jar Accounting: Pension Credits Plump Executive Pay," at p. 4.)

Strangely, AT&T cites "[t]wo specific examples" of increases in pension liability arising out of what it calls "operational decisions" that have nothing whatever to do with the pension credit to earnings discussed in the Supporting Statement for 2007 and 2008. The first concerns a $246 million increase in projected benefit obligations due to a plan amendment. (AT&T Letter, at p. 11.) AT&T

references a table in Note 11 to its Form 10-K for 2007 that disaggregates changes in AT&T's overall $53.5 billion liability for promised pension benefits. (Note 11, 2007 Consolidated Income Statements, Ex. 13 to Form 10-K filed on EDGAR on 27 February 2008, at p. 72.) However, even if that pension plan amendment reflected a cost of core business operations, which by S&P's standards it does not, it neither appears on nor changes the net pension income credit that is broken out on the following page, in the separate Net Periodic Benefit Cost table, as explained just above. (Note 11, 2007 Consolidated Income Statements, at p. 73.)

Similarly, AT&T next cites a decrease in pension cost negotiated with a labor union between July and October, 2009. (AT&T Letter, at p. 11.) This is doubly irrelevant. First, the Supporting Statement does not say anything about pension credits for 2009 (which have yet to be disclosed). Second, the pension credit for 2009 – which will be disclosed in the Company's next 10-K – is based entirely on projections made as of 1 January 2009, and thus any negotiated cost reductions achieved in October 2009 will not even affect the pension credit that AT&T flows to earnings for 2009.

AT&T's final claim is that it is inherently misleading for SRA to state that pension credits do not "reflect actual returns on company pension assets." This ignores a key reason that S&P strips pension gains from Core Earnings: because they are projections made at the start of the year, based on assumptions under the control of management that frequently turn out to be wildly in excess of actual returns. For example, the Supporting Statement points out that while AT&T took a $967 million credit to earnings for projected pension income for 2008, in reality AT&T's pension plans lost $18.2 billion that year. In a subsequent "Core Earnings Market Review," focused on pension credits, Standard & Poor's analytical team explained this point and is one of many sources supporting Proponent's statement:

> Under GAAP, a company is permitted to include the expected return on its pension fund as a part of its net income. ***Since this is based on the expected, not the actual, return, this money may not even exist.*** Further, if there is income, it remains in the pension fund and is not available to the corporation. Standard & Poor's addresses this liberal treatment by excluding the net income earned by the pension fund from income.

(David M. Blitzer, et al., "Standard & Poor's Core Earnings Market Review," 24 October 2002, at p. 2, emphasis added.)

In that same Review, S&P explained that its objective in adjusting Core Earnings to exclude pension gains and to expense stock options was "to provide consistency and transparency to earnings analyses and make it easier for investors to form comparisons between companies and over different time periods." (*Ibid.*, at

p. 2.) S&P's Market Review states that "[f]ailing to exclude pension income from earnings provides the greatest windfalls for Telecommunications Services and Industrial companies," such as AT&T, which can manipulate the assumptions surrounding projected returns on enormous defined-benefit pension trusts. Indeed, one purpose of SRA's resolution is to bring the measure of earnings that AT&T uses to calculate performance-based executive compensation (particularly short-term bonuses) in line with the S&P's Core Earnings concept, which adjusts reported earnings by excluding non-operational accounting credits.

Conclusion

AT&T has failed to carry its burden of demonstrating that the specified statements in the Supporting Statements are materially false and misleading in violation of Rule 14a-9. Excluding a proposal may be appropriate when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance, STAFF LEGAL BULLETIN NO. 14B (15 September 2004). That is clearly not the situation here – and particularly not at AT&T, where just five years ago the Board adopted the same policy using precisely the same terminology and definition in the proxy statement that the Company now claims is misleading. Although we are willing, should the Division deem it necessary, to clarify the wording on one sentence, we believe that this resolution is well within the range of other "pension credit" proposals that the Division has approved over the years.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could e-mail or fax me a copy of the Division's response once it is issued.

Very truly yours,



Cornish F. Hitchcock

cc: Andrew M. Baker, Esq.
JoAnn Alix-Gagain

2001 ROSS AVENUE
DALLAS, TEXAS
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BAKER BOTTS L.L.P.

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January 4, 2010

Andrew M. Baker
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andrew.baker@bakerbotts.com

017748-0292

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *AT&T Inc.—Stockholder Proposal Submitted by SNET Retirees Association, Inc.*

Ladies and Gentlemen:

On behalf of our client, AT&T Inc., a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "**Staff**") that it will not recommend any enforcement action if the Company excludes the stockholder proposal and supporting statement described below from its proxy statement and form of proxy for its 2010 annual meeting of stockholders (collectively, the "**2010 Proxy Materials**").

On November 10, 2009, the Company received a proposal and supporting statement (collectively, the "**Original Proposal**") concerning pension income and executive compensation from SNET Retirees Association, Inc. (the "**Proponent**"). A copy of the Original Proposal is attached to this letter as Exhibit A.

The Original Proposal was procedurally deficient. The Company notified the Proponent in writing that the Original Proposal needed to be limited to 500 words and resubmitted within 14 days of the receipt of the Company's notice. The Proponent submitted a revised proposal and supporting statement to the Company by fax on December 4, 2009. A copy of the Company's notice, the revised proposal and supporting statement, and the relevant correspondence between the Company and the Proponent are attached to this letter as Exhibit B.

Pursuant to *Staff Legal Bulletin 14D* (November 7, 2008) ("**SLB 14D**"), we are transmitting this letter via electronic mail to the Staff at shareholderproposals@sec.gov in lieu of mailing paper copies. Also, in accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the revised proposal (the "**Proposal**") and supporting statement (the "**Supporting Statement**") to be proper. We have been advised by the Company as to all factual matters set forth herein.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "**Commission**") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Company respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files the 2010 Proxy Materials with the Commission. Rule 14a-8(j)(1) under the Exchange Act provides that the Staff may permit the Company to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline. In this case, this letter was originally submitted to the Staff on December 21, 2009 at email address shareholderproposal@sec.gov instead of shareholderproposals@sec.gov, and the error was not discovered under January 4, 2010, which date is not within the 80-day deadline required by Rule 14a-8(j)(1). The Company respectfully requests a waiver of the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before it files the 2010 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal states that:

Resolved: The shareholders of AT&T urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually the specific financial performance measures used to award performance pay.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows exclusion if a proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. In particular, we believe that:

1. The entire Proposal may be excluded because the Proposal, standing alone, and the Proposal and Supporting Statement, when read together, are impermissibly vague and indefinite; and

2. The entire Proposal may be excluded because the Proposal and Supporting Statement contain materially false and misleading statements.

The reasons for our conclusions regarding the foregoing bases for exclusion are more particularly described below.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-9 Because The Proposal Standing Alone, And The Proposal And Supporting Statement When Read Together, Are Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that when a proposal standing alone, or a proposal and supporting statement when read together, are vague and indefinite, the proposal is misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("**SLB 14B**").

A proposal is sufficiently vague and indefinite to be omitted from a company's proxy materials where a company and its stockholders could interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). The Staff has so concurred with respect to proposals in the specific area targeted by the Proponent – executive compensation – and elsewhere.

With respect to executive compensation, for example, the Staff has allowed the exclusion of proposals that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g.*, *General Motors Corporation* (April 2, 2008) (permitting exclusion of a proposal urging the Board to develop a "leveling formula" to reduce the amount of pension benefits to executives where the proposal failed to define "leveling formula" or "restructuring initiatives"); *Verizon Communications Inc.* (February 21, 2008) (permitting exclusion of a proposal urging the Board to take steps necessary to adopt a new compensation policy for senior executives where the proposal failed to define critical terms and otherwise provide guidance on how it would be implemented); *Prudential Financial, Inc.* (February 16, 2007) (permitting exclusion of a proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" where the proposal failed to define critical terms and was subject to differing interpretations); *General Electric Company* (February 5, 2003) (permitting exclusion of a proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" where the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented); and *General Electric Company* (January 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where the proposal failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff's concurrence in these matters extends to areas beyond executive compensation in circumstances in which key definitions are not included or in which a proposal may be subject to differing interpretations. *See, e.g., Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations); *Safescript Pharmacies, Inc.* (February 27, 2004) (permitting exclusion of a proposal that all options be expensed in accordance with FASB guidelines because of insufficient designation of accounting principles to be followed); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries Inc.* (March 12, 1991) (permitting exclusion of a proposal regarding restrictions on major shareholders serving on the board of directors, where the Staff noted that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretation").

It is also clear that the kind of ambiguity or vagueness supporting exclusion under Rule 14a-8(i)(3) may derive not just from the Proposal standing alone, but also from the Proposal and the Supporting Statement when read together. As discussed on page 3, *supra*, the Staff will permit exclusion under Rule 14a-8(i)(3) not only in circumstances in which a proposal is "inherently vague and indefinite," but also "*where the proposal and the supporting statement, when read together, have the same result.*" *See* SLB 14B (emphasis added).

The Proposal urges "the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash 'pension credits' that result from projected returns on employee pension fund assets . . . ."

Similar to the precedent cited above, the Company believes the Proposal may be excluded from the 2010 Proxy Materials as vague and indefinite because a key term is undefined, and because stockholders voting on the Proposal, and the Board in attempting to implement the Proposal, cannot tell precisely what the Proposal standing alone, and the Proposal and the Supporting Statement when read together, seek to exclude.

The Proposal does not define the words "pension credits," although it puts the words themselves inside of quotation marks. The words "pension credits," however, can mean a lot of different things.[1] Since they are not defined, and have no universally or even commonly-understood meaning, a reader can only guess what the words mean. While the ambiguity is present regardless of the presence of the quotation marks around the words "pension credits," the Proponent's use of quotation marks actually exacerbates the uncertainty.[2]

Surrounding the words "pension credits" in the Proposal with the words "non-cash" and "that result from projected returns on employee pension fund assets" does not necessarily resolve the unknown meaning of the words "pension credits," nor does it specify the precise action requested by the Proposal.[3]

Moreover, while, at first blush, the meaning of the words "pension credits," and the overall meaning of the Proposal, may seem to be clear from the surrounding language in the text of the Proposal ("non-cash 'pension credits' that result from projected returns on employee pension fund assets"), a close reading of the Proposal and the Supporting Statement, when read together, leads unalterably to the conclusion that stockholders voting on the Proposal, and the Board in implementing the Proposal (if it were passed), would be unable to determine with reasonable certainty the intended meaning. For the reasons discussed below, stockholders and the Board cannot know whether (from the measure of earnings used to determine future awards of performance-based compensation for executive officers) there should be excluded:

---

[1] For instance, the Proponent cites and quotes an article included in a 2002 Institutional Shareholder Services issue brief in the fourth from the last paragraph of the Supporting Statement. This article, entitled "Cookie-Jar Accounting: 'Pension Credits' Plump Executive Pay" and attached as Exhibit C (the "**ISS Article**"), uses the words pension credits to mean net pension cost or benefit. *See* discussion at page 7, *infra*. Another example is that the words "pension credits" are sometimes referred to as the amounts represented by the amortization of prior service credits arising from pension plan amendments.

[2] The different inferences that a reader might draw from the use of quotation marks are far too numerous to list, but certainly include that the words are abstracted from another source, take their meaning from another source, have a well-known meaning not requiring further definition (which they do not), are to be defined later in the document (which they are not), or reflect some judgment of the Proponent as to the words included within the quotation marks, such as sarcasm. Putting the words in quotations marks may be deemed the functional equivalent of saying "you know what I mean." Respectfully, we do not.

[3] Two of the reasons are that (i) the term "non-cash" is not defined (and for example, "non-cash" and "non-realized" are often used interchangeably, although the terms mean two completely different things) and (ii) the phrase "that result from projected returns on employee pension fund assets" might be a clause that provides additional "useful" information about *some* of the attributes of "pension credits" or about some of the attributes of a *certain type or portion* of "pension credits," without necessarily restricting the entire class of "pension credits" addressed by the Proposal.

(i) net pension cost or benefit (which for the Company in 2008 was an amount equal to $967 million, and is sometimes referred to herein as a "broader" interpretation of the Proposal because included in net pension cost or benefit are the line items "service cost - benefits earned during the period", "interest cost on projected benefit obligation", "expected return on plan assets", "amortization of prior service cost (benefit) and transition asset", and "recognized actuarial loss");[4]

(ii) the expected return on plan assets (which for the Company in 2008 was an amount equal to $5.62 billion, and is sometimes referred to herein as a "narrower" interpretation of the Proposal because this interpretation includes *only* the line item "expected return on plan assets");[5] or

(iii) some other amount.[6]

While given the sentence structure of the Proposal, some readers could reasonably believe the Proposal narrowly calls for the exclusion of only the "expected return on plan assets," other language in the Supporting Statement, specifically identified below, may result in other readers reasonably believing that the Proposal has a broader and very different - that there shall be excluded (from the measure of earnings used to determine future awards of performance-based compensation for executive officers) all "net pension cost or benefit."

Nor are these interpretations merely trivial differences in semantics. The difference between interpreting the Proposal to exclude the expected return on pension assets, versus net pension cost or benefit, in 2008 alone equaled $4.635 billion.[7]

Four reasons why the broader interpretation of the Proposal (calling for the exclusion of all net pension cost or benefit) is as plausible as the narrower interpretation (calling for the exclusion of only the expected return on pension fund assets) are described immediately below:

First, the second paragraph of the Supporting Statement states "we believe pension credits should be excluded from calculations of performance-based pay." The Proponent does *not* state that only "non-cash 'pension credits' that result from projected returns on employee pension fund assets" should be excluded.

Second, the numbers cited by the Proponent in subsequent paragraphs of the Supporting Statement can be reconciled *only* with the broader interpretation:

---

[4]*See* Note 11 to the 2008 Financial Statements (as defined on page 7, *infra*).
[5]*See id.*
[6] *See* discussion at note 1, *supra*.
[7] In other words, the difference between $967 million and $5.602 billion.

- The very first paragraph in the Supporting Statement states that "[m]anagement used pension credits to boost reported net income by $967 million for 2008 and by $608 million for 2007." While the Company believes this statement itself is materially misleading, and should be excluded on that basis,[8] there is no doubt that the $967 million in 2008 and $608 million in 2007 reflects the broader net pension cost or benefit, and not just "non-cash 'pension credits' that result from projected returns on employee pension fund assets." As indicated in Note 11 of the Company's 2008 Consolidated Financial Statements included in the Company's 2008 Annual Report to Stockholders (as filed with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008) (the "**2008 Financial Statements**"), the $967 million was the amount of net pension cost, being the aggregate of "service cost - benefits earned in the period", "interest cost on projected benefit obligation", "expected return on plan assets", "amortization of prior service cost (benefit) and transition asset" and "recognized actuarial loss". Moreover, included in recognized actuarial losses are amounts that reflect *actual,* and not just *projected,* returns on employee pension fund assets.

- Likewise, the third paragraph of the Supporting Statement states that "[f]or example, last year's Annual Report reveals that nearly $1 billion of AT&T's reported net income for 2008 was attributable to pension credits based on *projected* increases in the pension surplus that never in fact occurred (Note 11, Consolidated Financial Statements)." The nearly $1 billion is an unmistakable reference to the $967 million and, as indicated immediately above, includes more than "non-cash 'pension credits' that result from projected returns on employee pension fund assets."

Third, the very ISS Article prominently cited by the Proponent in the Supporting Statement consistently uses the same term "non-cash 'pension credits'" that is used by the Proponent in the Proposal to mean the broader "net pension cost or benefit." This is true, without exception, with respect to each of the fourteen companies discussed, as shown on Exhibit D attached hereto, as the specific amounts referenced in the ISS Article as "pension credits" are not the narrower "expected return on pension fund assets" but rather the broader "net pension cost or benefit."

Lastly, the argument in the next to last paragraph of the Supporting Statement (regarding the Proponent's claim of what a pay formula allegedly encourages management to do to the detriment of employees) is consistent *only* with a broader interpretation of the Proposal, and not with the narrower interpretation that the Proposal seeks to exclude only "non-cash 'pension credits' that result from projected returns on employee pension fund assets . . . ."

- The Supporting Statement says: "In addition, if incentive pay formulas encourage management to skip cost-of-living adjustments expected by retirees, or to reduce

---

[8] *See* discussion under the heading "Material Misstatements Regarding AT&T-Specific Pension Accounting" at page 9, *infra.*

retirement benefits expected by employees (as we believe AT&T did in switching to a cash balance pension), we believe AT&T's ability to recruit and retain experienced employees could be undermined."[9] The reason why this argument is consistent only with a broader interpretation of the Proposal is that if the Proposal were narrowly interpreted to exclude only the "expected return on pension fund assets," adoption of the Proposal could not possibly impact the alleged management motivation of keeping benefits low, since cost-of-living adjustments and the reduction of retirement benefits impact both (i) cash items, including the amount of the benefits paid, and (ii) the current and projected benefit *obligations*, but not "the expected *returns* on pension fund assets."

These specific statements in the Supporting Statement hopelessly confuse the meaning of the Proposal, because in total they involve five of the nine times the words "pension credits" are used in the Supporting Statement. The foregoing analysis, however, does not mean that the Company believes that an interpretation calling for the exclusion of all net pension cost or benefit is the *only* interpretation that a reader could reasonably infer from the Proposal and the Supporting Statement. As indicated above, given the sentence structure of the Proposal and at least some of the remaining four uses of the words "pension credits" in the Supporting Statement, some readers could reasonably believe the Proposal narrowly excludes only the "expected return on pension fund assets." Moreover, given the lack of definition of the words "pension credits," readers may reach any number of other possible interpretations.

In addition to the questions raised above (regarding whether the Proposal contemplates excluding net pension cost or benefit, the expected return on plan assets, or some other number), the Company believes that the Proposal is also vague and ambiguous because it does not clearly specify how income taxes should be handled. In other words, it is unclear whether in the determination of future awards of performance-based compensation, the Board should take steps to exclude from the "measure of earnings" the significant impact on the Company's earnings of income taxes related to "pension credits" (*e.g.*, deferred tax expense or benefit).[10]

In trying to determine whether the Proposal contemplates excluding net pension cost or benefit, the expected return on pension fund assets, or some other number, and whether on a tax-adjusted or on a non-tax adjusted basis, the point is not to debate which interpretation is *most* reasonable. The key point is that because neither the stockholders nor the Board will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, the Company believes that the Proposal and the Supporting Statement are vague and ambiguous.

---

[9] The Company believes that this claim itself is materially misleading and should be excluded on that basis. *See* discussion under the heading "Material Misstatements Regarding AT&T-Specific Pension Accounting" at page 9, *infra*.

[10] The materiality of just this issue standing alone can generally be appreciated by considering the Company's 35.4% effective tax rate in 2008 (*see* 2008 Financial Statements, p. 3.) and the $967 million of net pension cost for that year.

Should the Staff concur that there is a basis to exclude the Proposal as vague and indefinite under Rule 14a-8(i)(3), we request that the Staff not allow the Proponent to revise the Proposal or the Supporting Statement. In SLB 14B, the Staff indicated that it may permit stockholders to make revisions that are "minor in nature and do not alter the substance of the proposal." The Staff also articulated the corollary that where a proposal requires detailed and extensive editing in order to bring it in compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal. To remedy the Proposal and Supporting Statement to eliminate the vague and misleading aspects and statements described above would effectively render the end product into a newly drafted proposal. Therefore, we request that the Staff not permit any revisions by the Proponent.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) and Rule 14a-9 As Materially Misleading.

In SLB 14B, the Staff confirmed that Rule 14a-8(i)(3) permits a company to exclude a proposal or a supporting statement if, among other things, the company demonstrates objectively that the proposal or supporting statement is materially false or misleading. *See, e.g., Bank of America Corp.* (February 24, 2009); *PG&E Corp.* (January 30, 2007); and *Merck & Co. Inc.* (February 26, 2003).

The Company believes that the Proposal and Supporting Statement are materially misleading because they contain misstatements of facts regarding (i) AT&T-specific pension accounting and (ii) generally accepted accounting principles related to pension accounting, and then in each case use such misrepresentations as a basis for supporting the exclusion of "pension credits" from the calculation of performance-based compensation.

The statements are materially misleading for two fundamental reasons:

First, as indicated in Part I above, given the ambiguity as to what is meant by the words "pension credits" and by the words "non-cash 'pension credits' that result from projected returns on employee pension fund assets," any specific statements or representations regarding the attributes of those words are inherently misleading, since a reader will be confused as to which of several possible interpretations is intended. A reader, for example, will be unsure whether in 2008 $967 million was the amount of (i) net pension cost or benefit (which includes "service cost - benefits earned during the period", "interest cost on projected benefit obligation", "expected return on plan assets", "amortization of prior service cost (benefit) and transition asset", and "recognized actuarial loss") or (ii) the expected return on plan assets.

Second, because, as indicated in Part I, five of the nine references in the Supporting Statement are generally consistent only with a broader interpretation of the Proposal (as seeking to exclude all net pension cost or benefit), including the specific references to numerical amounts discussed on pages 6 and 7 of this letter, statements that describe pension credits on the basis of the narrower definition misrepresent the attributes of pension credits and are, for the reasons specifically identified below, materially false and misleading. Accordingly, except as otherwise noted, the analysis below assumes pension credits have the broader interpretation discussed in Part I.

Material Misstatements Regarding AT&T-Specific Pension Accounting

The Company believes that the Supporting Statement misrepresents the amount of pension credits that in 2008 and 2007 increased reported net income. The Supporting Statement erroneously claims "[m]anagement used pension credits to boost reported net income by $967 million for 2008 and by $608 million for 2007." This claim is false regardless of which interpretation of the words "pension credits" is considered for two reasons:

First, as indicated clearly in Note 11 to the 2008 Financial Statements, approximately 10% of pension and postretirement costs are capitalized and accordingly did not impact reported net income in those years.[11]

Second, the Company also recorded deferred tax expenses related to those pension credits, which further materially reduced the impact on net income of the $967 million.[12]

Misrepresentations Regarding Generally Accepted Accounting Principles (GAAP) Related to Pension Accounting

The Company believes that the Supporting Statement misleads investors into believing that neither (i) operating performance nor (ii) the actual return on a company's pension assets are reflected in pension credits, and that for this reason pension credits should be excluded from the calculation of performance-based compensation.

The Supporting Statement misleadingly and flatly claims: "Because pension credits reflect neither operating performance - nor even actual returns on company pension assets - we believe pension credits should be excluded from calculations of performance-based pay."

These statements are simply untrue.[13] Although the manners in which they do so are varied and complex, both (i) operating performance and (ii) actual return on company pension assets *are* reflected in pension credits.

---

[11] "Approximately 10% of pension and postretirement costs are capitalized as part of construction labor, providing a small reduction in the net expense recorded." Note 11 to the 2008 and 2007 Financial Statements, pps. 61 and 73, respectively.

[12] *See* discussion at note 10, *supra*.

[13] Bear in mind that the Supporting Statement does *not* even state in this regard "non-cash 'pension credits' that result from projected returns on employee pension fund assets" do not reflect operating performance. While the Company does not believe that the addition of such words would render the statement not materially false and misleading, the absence of such words exacerbates the misleading nature of the claim.

Misrepresentations Regarding Operating Performance. Pension credits are impacted in several ways by components of operating performance, including service cost, pension settlements and curtailments, and amortization of prior service cost and transition assets.[14] Furthermore, a majority of pension expense or benefit is reflected in operating expense in cost of sales, and selling, general and administrative expenses.[15]

- Two specific examples from AT&T's operational performance in the last three years illustrate the falsity of Proponent's flat claim that pensions credits do not reflect operating performance. Note 11 of the Company's 2007 Consolidated Financial Statements included in the Company's 2007 Annual Report to Stockholders (as filed with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (the "**2007 Financial Statements**") states that "[i]n April 2007, [the Company] announced a one-time increase to certain retiree pension annuity payments, an average increase of 3.2% by group of retiree count." This increase, arising out of management operational decisions, was reflected in a separate line item as an additional cost of $246 million to the projected benefit obligations for the year ended December 2007 on page 72 of the 2007 Financial Statements.

- Similarly, as disclosed in the Company's Current Reports on Form 8-K filed with the Commission on July 15, 2009, August 28, 2009, and October 13, 2009, during the course of its negotiation with labor unions such as the Communication Workers of America regarding the renewal terms of existing contracts, the Company agreed to certain pension band and potential cost-of-living increases for future retirees and changes to pension payments consistent with the Pension Protections Act. The net effect of these labor negotiations has been to decrease pension cost, as reported in Note 5 to the Quarterly Financial Statements appearing in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

- Particularly noteworthy about these two examples is not only that they do indeed reflect the impact of operating performance on pension credits, but that they constitute an example of how the credits may be impacted both up or down by operating performance. The first example of operating performance cited immediately above increased the amount of pension cost; the second lowered the amount.

---

[14] Generally speaking, for example, (i) service cost reflects pension benefits earned by employees in the current year, (ii) pension settlements and curtailments can occur if a company lays off a significant number of employees or if the company "freezes" the accrual of future benefits, or eliminates the accrual of defined benefits for future services for a significant number of active participants, and (iii) amortization of prior service cost reflect among other things the cost of retroactive benefits.

[15] *See* the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, p. 14 ("The following details pension and postretirement benefit costs included in operating expense (in cost of sales and selling, general and administrative expenses) in the accompanying Consolidated Statements of Income.")

Misrepresentations Regarding Actual Return on Pension Assets. The claim in the Supporting Statement that pension credits do not reflect "even actual returns on company pension assets" is also false and misleading. In fact, the actual return on pension assets *is* taken into account in the calculation of pension credits. To avoid wild fluctuations based on transient differences in market value, GAAP does not take into account the entirety of the difference between expected and actual returns on pension assets in any particular year, but it does take them into account, and requires any significant portion be reflected into each year's calculation of pension credits. Differences between actual returns and assumed returns are, as required by GAAP, reflected over time in both the succeeding years' calculation of expected return on plan assets and in realized actuarial gains and losses. In addition, as disclosed by the Company in its Annual Reports to Shareholders, the Company has an accounting policy that ensures that the differences between actual and expected asset levels remain at a lower level than that required by GAAP. This has had the effect of the Company reflecting higher pension cost, or lower "pension credits," than companies that do not have this policy.[16]

In light of the pervasive nature of the false and misleading statements that permeate the Proposal and Supporting Statement, we believe the Proposals may properly be excluded. In the alternative, the Proponent should be required to remove or revise the false and misleading statements noted above.

---

[16] 2008 Financial Statements, p. 20.

CONCLUSION

The Company acknowledges that the accounting for pensions is very complicated. The complex nature of the subject matter, however, does not permit a Proposal to be filled with gross oversimplifications and other false and misleading statements. As discussed above, the Proposal standing alone, and Proposal and Supporting Statement when read together, are vague and indefinite under Rule 14a-8(i)(3). Neither the stockholders voting on the Proposal, nor the Board in taking steps to implement the Proposal (if adopted), would know exactly what actions or measures the Proposal requires. As demonstrated above, the difference between two of the possible interpretations, one calling for the exclusion of the expected return on pension assets, and one calling for the exclusion of all net pension cost or benefit, in 2008 alone equaled $4.635 billion In addition, the numerous material false and misleading statements make the Proposal and Supporting Statement materially misleading for purposes of Rule 14a-8(i)(3).

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at 214-953-6735.

Sincerely,



Andrew M. Baker

AMB/amb

cc: Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

SNET Retirees Association, Inc.
Attention: JoAnn Alix-Gagain, President
P.O. Box 623
Orange, CT 06477-0623

EXHIBIT A

ORIGINAL PROPOSAL


S.R.A.
SNET RETIREES ASSOCIATION

SNET RETIREES ASSOCIATION, INC.
P.O. Box 623, Orange, CT 06477-0623

November 9, 2009

RECEIVED
NOV 1 0 2009
CORPORATE
SECRETARY'S OFFICE

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 S. Akard Street,
Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

On behalf of the SNET Retirees Association, Inc. (SRA), I hereby resubmit the attached shareholder proposal for inclusion in the Company's next proxy statement. As you know, the Association's proposal received the support of 45.5 percent of shares voted at this year's Annual Meeting, making it eligible for resubmission under SEC Rule 14a-8.

The resolution again urges AT&T's Board of Directors to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually to shareholders on the specific financial performance measure used to award performance pay.

The Association owns 1084 shares of the Company's common stock and is held by AT& T Shareholder Services at Computershare Trust Company, as the attached statement shows. The Association intends to maintain this ownership position through the date of the 2010 Annual Meeting. I plan to introduce and speak for the resolution at the Company's 2010 Annual Meeting.

Thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me at 203-758-2409. I am yours

Sincerely

JoAnn Alix-Gagain
President
SNET Retirees Association, Inc.

Enclosures

Exclude Pension Credits from Calculations of Performance-Based Pay

The SNET Retirees Association, Inc. (SRA), P.O. Box 623 Orange, CT. 06477, owner of 1084 shares of the Company's common stock, hereby submits the following shareholder resolution for inclusion in the Company's proxy statement for the 2010 Annual Meeting:

Resolved: The shareholders of AT&T urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually the specific financial performance measures used to award performance pay.

SUPPORTING STATEMENT

A substantial share of AT&T's reported earnings in recent years has not been cash flow from business operations, but rather non-cash accounting rule income from "pension credits." Management used pension credits to boost reported net income by $967 million for 2008 and by $608 million for 2007.

Because pension credits reflect neither operating performance – nor even actual returns on company pension assets – we believe pension credits should be excluded from the calculation of performance-based pay.

For example, last year's Annual Report reveals that nearly $1 billion of AT&T's reported net income for 2008 was attributable to pension credits based on *projected* increases in the pension surplus that never in fact occurred (Note 11 to Consolidated Financial Statements).

In reality, the pension plan suffered an *$18.2 billion loss* during 2008. Therefore, while senior executive bonuses were boosted by pension credits based on 'phantom gains,' during 2008 the pension plan actually deteriorated from a $17 billion surplus to a nearly $4 billion deficit.

When this resolution was submitted to pre-merger AT&T, the Board adopted it voluntarily. The Committee stated, in the 2004 proxy statement: "We are joining many other companies adopting similar compensation policies, which our Board believes comport with evolving best practices for executive compensation." AT&T peers Verizon and Qwest have adopted the policy as well.

Continued

Unfortunately, the policy was not included in AT&T's post-merger Corporate Governance Guidelines.

We believe it should be.

Pension income is simply not a good measure of management's operating performance. Pension credits are not even based on actual investment returns, but on the "expected return" on plan assets and other assumptions set by management.

According to the *Wall Street Journal* (June 25, 2001), "companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income."

An Institutional Shareholder Services (ISS) issue brief explained that "although in many cases pension assets plummeted in value, non-cash 'pension credits' boosted not only reported earnings, but also performance-based executive pay." ["Cookie-Jar Accounting: Pension Credits Plump Executive Pay," April 2002.]

Because management retains discretion over the assumptions used to calculate pension credits, we believe that excluding this accounting income from performance pay will help to assure shareholders that this discretion will not lead to conflicts of interest.

In addition, if incentive pay formulas encourage management to skip cost-of-living adjustments expected by retirees, or to reduce retirement benefits expected by employees (as we believe AT&T did in switching to a cash balance pension), we believe AT&T's ability to recruit and retain experienced employees could be undermined.

This proposal received 45.5 percent support from shares voted at last year's Annual Meeting.

Please VOTE FOR this resolution.

EXHIBIT B

REVISED PROPOSAL AND CORRESPONDENCE



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Room 3025
Dallas, Texas 75202
Ph. (214) 757-7980

November 23, 2009

Via EXPRESS MAIL for OVERNIGHT DELIVERY

SNET Retirees Association, Inc.
Attention: JoAnn Alix-Gagain, President
P.O. Box 623
Orange, CT 06477-0623

Dear Ms. Alix-Gagain:

On November 10, 2009, we received your letter dated November 9, 2009, submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2010 annual meeting.

Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal exceeds this limit. To remedy this deficiency, you must revise your proposal to comply with the 500 word limit. *Your revised submission to AT&T Inc. must be postmarked no later than 14 days from the date you receive this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

FAX COVER

To: Atty. Paul Wilson
AT&T
214-7577980
214746-2273 (fax)

Legal Department
San Antonio, TX

DEC 7 2009

RECEIVED

FROM: SNET Retiree Assoc.
JoAnn Alix-Gagain
318 Central Road
Middlebury, CT. 06762
Home # 203-758-2409
Fax # 203-758-2410
jagagain@snet.net

DATE: December 4, 2009
RE: Revised Shareholder Proposal

Atty. Wilson,

Sending via fax now and later in the US Mail a revised shareholder proposal per AT&T request to deduce words below 500. According to our "Word" tool the document should conform with the requirements.

JoAnn Alix-Gagain
SRA President

3 pages including cover

Exclude Pension Credits from Calculations of Performance-Based Pay

The SNET Retirees Association, Inc. (SRA), P.O. Box 623 Orange, CT. 06477, owner of 1084 shares of the Company's common stock, hereby submits the following shareholder resolution for inclusion in the Company's proxy statement for the 2010 Annual Meeting:

Resolved: The shareholders of AT&T urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually the specific financial performance measures used to award performance pay.

SUPPORTING STATEMENT

A substantial share of AT&T's reported earnings in recent years has not been cash flow from business operations, but rather non-cash accounting rule income from "pension credits." Management used pension credits to boost reported net income by $967 million for 2008 and by $608 million for 2007.

Because pension credits reflect neither operating performance – nor even actual returns on company pension assets – we believe pension credits should be excluded from calculations of performance-based pay.

For example, last year's Annual Report reveals that nearly $1 billion of AT&T's reported net income for 2008 was attributable to pension credits based on *projected* increases in the pension surplus that never in fact occurred (Note 11, Consolidated Financial Statements).

In reality, the pension plan suffered an *$18.2 billion loss* during 2008. Therefore, while senior executive bonuses were boosted by pension credits based on 'phantom gains,' the pension plan actually deteriorated from a $17 billion surplus to a nearly $4 billion deficit.

When this resolution was submitted to pre-merger AT&T, the Board adopted it voluntarily. The 2004 proxy statement stated: "We are joining many other companies adopting similar compensation policies, which our Board believes comport with evolving best practices for executive compensation." AT&T peers Verizon and Qwest adopted the policy as well.

Unfortunately, the policy was not included in AT&T's post-merger Corporate Governance Guidelines.

We believe it should be.

Pension income is simply not a good measure of management's operating performance. Pension credits are not even based on actual investment returns, but on the "expected return" on plan assets and other assumptions set by management.

According to the *Wall Street Journal* (June 25, 2001), "companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income."

An Institutional Shareholder Services issue brief explained that "although in many cases pension assets plummeted in value, non-cash 'pension credits' boosted not only reported earnings, but also performance-based executive pay." ["Cookie-Jar Accounting: Pension Credits Plump Executive Pay," April 2002.]

Because management retains discretion over the assumptions used to calculate pension credits, we believe that excluding this accounting income from performance pay will help to assure shareholders that this discretion will not lead to conflicts of interest.

In addition, if incentive pay formulas encourage management to skip cost-of-living adjustments expected by retirees, or to reduce retirement benefits expected by employees (as we believe AT&T did in switching to a cash balance pension), we believe AT&T's ability to recruit and retain experienced employees could be undermined.

This proposal received 45.5 percent support from shares voted at last year's Annual Meeting.

Please VOTE FOR this resolution.

EXHIBIT C

ISS ARTICLE

Guest Column
Cookie-Jar Accounting: "Pension Credits" Plump Executive Pay

By Michael Calabrese

04.12.2002

Months before the **Enron Corp.** scandal cast a spotlight on accounting gimmicks that obscure the true quality of corporate earnings, a few Wall Street analysts and major financial publications were already questioning the quality of earnings at companies that are boosting reported income with "pension credits" from projected increases in the employee pension plan surplus. "Companies are inflating earnings with income from pension-plan assets, making their results look better than what's really happening with their businesses," *Business Week* reported last August 13 in an article headlined "Why Earnings Are Too Rosy." A month earlier, in "Red-Handed?" (July 9, 2001), *Barron's* revealed how pension credits could be manipulated to perform a kind of accounting alchemy, transforming operating losses into reported gains to shareholders.

In short, old-line firms with defined-benefit pension surpluses are booking earnings based on expected (not actual) returns on assets held in company-sponsored pension trusts. And although in many cases pension assets plummeted in value, noncash "pension credits" boosted not only current earnings, but also performance-based executive pay. Since bonuses and stock option grants often are tied to measures of reported earnings, executives can personally benefit as a direct result of the inflated bottom line. Meanwhile, executives need not worry much about over-estimating pension income, since the corresponding charge against earnings can be spread (amortized) over many future years.

Financial Wizardry: Transforming Losses into Reported Gains

Among S&P 500 companies, 157 used noncash pension credits in 2000 to boost reported earnings by an average of 12 percent. At several companies the contribution to earnings exceeded $1 billion. For example, at **Verizon Corp.**, a pre-tax pension credit of $3.5 billion amounted to 20 percent of earnings, while at **General Electric** (GE) almost 14 percent of reported earnings were attributable to $1.7 billion in pension credits.

At two large firms (**Qwest Communications** and **USX-US Steel**) pension credits actually flipped what would have been a reported pretax loss for the year into a reported gain (see Table). For example, Qwest would have reported a pretax operating loss of $193 million in

2000, but thanks to projected pension gains of $319 million, the firm reported a gain for the year.

TABLE: COMPANIES REPORTING BIGGEST BOOST TO EARNINGS			
Company	2000 Pension Income (mill.)	2000 Pretax Income (mill.)	% Effect of Pension Income on Pretax Income
USX	273.00	(1.00)	27,300%
McDermott	39.70	(9.98)	397.92%
Qwest Communication	319	126.00	253.17%
Lockheed Martin	302	286.00	105.59%
Tektronix Inc.	12.50	19.58	63.84%
Allegheny Technologies	125.90	208.80	60.30%
Pactiv Corp.	108.00	207.00	52.17%
Northrop Grumman Corp.	460.00	975.00	47.18%
Nicor, Inc.	27.70	61.10	45.34%
NCR Corp	124.00	275.00	45.09%
Unisys Corp.	139.00	379.00	36.68%
Lucent Technologies	971.00	3,053.00	31.80%
Source: Compustat and CSFB			

Early indications suggest that pension credits contributed an even larger share of earnings at many blue chip firms in 2001. Verizon's recently released 10-K reveals, for example, that its $1.85 billion noncash pension credit to earnings amounted to two-thirds of the Baby Bells' pretax net income of $2.8 billion. Since Verizon's net income (after-tax) is $389 million, it's clear that the company would have reported a substantial operating loss in 2001 but for accounting-rule pension income. Stranger still, as described below, because of stock market losses, Verizon's pension fund surplus actually declined by $10 billion during 2001. At Qwest, the 10-K that was released April 1 reveals that pension credits boosted reported earnings by $360 million – 44 percent of net operating income – despite the fact that investment losses actually reduced the pension surplus by $2.6 billion last year.

Shareholders Strike Back With Big Victory

While Financial Accounting Standards Board Rule 87 requires companies to book pension income (or expense) once a year, the temptation to manage the pension trust to boost short-term earnings – and performance-based pay – has sparked a half-dozen shareholder proposals at firms most impacted by pension credits.

Members of three retiree and employee associations, along with the **Communications Workers of America Pension Fund** and the union-owned **Amalgamated Bank of New York**, have sponsored proxy resolutions this year at Verizon, Qwest, GE, **AT&T Corp.**, **IBM Corp.**, and **McDermott International**. All six proposals request that the board of directors not include "accounting-rule income" attributable to the company pension plan in formulas used to determine performance-based pay for top executive officers.

Shareholder activists have already scored one significant victory. At McDermott, proponents were surprised when management agreed in February to adopt the reform proposed by the Amalgamated Bank. In its proxy resolution, the Bank asked the board "to adopt a policy of determining future awards of performance-based compensation without regard to any income from company pension funds, so that the compensation of senior executives will be more closely linked to their performance in managing the business." McDermott had reported a pretax loss of $10 million in 2000, nearly $40 million less than its actual operating loss, thanks to $39.7 million in pension credits.

"It's Magic Money"

The aggressive use of pension accounting to boost earnings during a bear market has been raising eyebrows on Wall Street since the issue first surfaced last year in resolutions sponsored by retirees at Qwest and Verizon. A report last June by **Credit Suisse First Boston** ("A Pension Accounting Primer") revealed that in 2000 pension credits contributed, on average, 12 percent of the pretax profits for the 30 percent of S&P 500 companies that reported it.

"It's magic money," declared Robert Monks, a well-known shareholder activist and co-founder of Institutional Shareholder Services. "This fiction of earnings is being built into the expectations of a number of companies. If the stock market were to go down dramatically and the surpluses were to disappear, the impact on reported earnings would be very dramatic and very adverse."

"The magnitude of the pension credit increase relative to the change in net income clearly is an adverse issue when assessing the quality of Verizon's earnings."
Merrill Lynch, "Making Sense of Pensions, 8/1/01

It should be stressed that Generally Accepted Accounting Principles require companies to report expected increases in the pension surplus as current income (and, likewise, to report expected increases in unfunded liabilities as a charge to earnings). Like FAS 106 (which applies to postretirement health care liabilities), FAS 87 is intended to ensure that companies recognize changes in liabilities for future retirement benefits in the year that they are incurred.

Shareholder activists do not question the accounting standard, but instead argue that including accounting rule credits in the measure of earnings used to set performance-based pay is both misleading and creates perverse incentives. Proponents of proposals pending at GE, Qwest, Verizon, AT&T, and IBM make the following general arguments in favor of removing pension income (whether positive or negative) from calculations of executive pay:

1. Pension credits are unrelated to operating performance.

Pension credits increase reported earnings, yet they have nothing to do with the current performance of management. Jack Ciesielski, publisher of The Analyst's Accounting Observer, has been very critical of the notion that pension income benefits shareholders. "The "earnings" created by pension plans will not inure to common stock investors; the pension assets are dedicated to a separate class of stakeholders – the present and prospective pensioners," Ciesielski writes in his advisory for analysts and institutional investors ("Pondering Pensions," May 31 and June 11, 2001).

Because of the 50 percent federal excise tax on pension asset reversions, even when the credits reflect a true increase in the surplus, Ciesielski notes that firms "cannot use this money to finance capital projects, buy stock, or pay dividends. It does nothing to increase cash flow." He observes that because, "as a general rule, shareholders will not benefit directly from the income generated by pension plans . . . Managements may be receiving credit (and compensation) for earnings they don't produce."

"At Qwest Communications, the bounty from pension plans contributed 253 percent to pretax income in 2000," turning a pretax loss into a reported gain."
***Business Week*, "Why Earnings Are Too Rosy," 8/13/01**

2. Pension credits boost earnings even when the pension surplus is shrinking.

One argument that management does not make is that executives deserve some credit for hiring savvy money managers and running up the pension plan surplus. They don't because pension credits to earnings are based not on actual increases in the pension surplus, but rather on the "expected" investment return and long-term interest rate assumptions set by management. The financial press and some analysts blew the whistle because, despite the raging bear market that began in spring of 2000, companies like Qwest and Verizon actually increased their expected rates of return, thereby manufacturing earnings even as their pension surpluses declined substantially.

Management has great discretion to adjust the assumptions that determine the pension credit (or charge) in any given year. The credit is a function of the change in projected pension obligations, current expenses, and particularly the expected rate of return on plan assets. Credit Suisse, in its "Pension Accounting Primer" (June 13, 2001), emphasized "how sensitive reported earnings are to selected assumptions and how those assumptions could be used to manage earnings." Shareholder activists argue that including pension income in calculations of performance-based pay gives top executives an incentive to manipulate the assumptions, potentially misleading shareholders about both operating performance and pension fund performance.

For example, although Qwest booked enough pension credits to transform a pre-tax loss into a reported net gain for 2000, the company's pension surplus declined 28 percent, from $5.7 to $4.1 billion, according to **Merrill Lynch** ("Making Sense of Pensions," Aug. 1, 2001). IBM's recently released 10-K shows that while the company recorded $1.5 billion in pension income in 2001 (13 percent of pretax profits), Big Blue's pension surplus plunged from $10.7 billion to just $686 million. The reason: management estimated plan assets would increase ten percent, but in reality, plan assets declined by 12 percent.

Similarly, Verizon's 10-K for 2001 reveals that although it credited $1.85 billion in pension "income" to earnings, its pension surplus declined by nearly $10 billion (from $22 to $12.2 billion). By maintaining an "expected return" on pension assets of 9.25 percent ($4.8 billion), management guaranteed a boost in reported earnings – but in reality the return on assets was a negative $3.1 billion.

3. Tying performance pay to the pension plan creates perverse incentives.

If pension credits boost performance pay, shareholder proponents argue, then top executives will have a short-term self-interest in policies that manipulate pension accounting assumptions, slash pension benefits, or skip cost-of-living adjustments for retirees. Indeed, aggressive moves to reduce pension plan costs at companies like IBM – which cut benefits for long-tenure employees by converting its traditional plan into a fixed-contribution cash balance plan – called attention to the pension credit issue in the first place.

"Managements may be receiving credit (and compensation) for earnings they don't produce."
Jack Ciecielski, The Analyst's Accounting Observer

Qwest is an example of a firm where the ability to manufacture earnings by changing the accounting assumptions under FAS may have proved a bit too tempting. Last year, both *Barron's* and *Business Week* lionized two young analysts at **Morgan Stanley** who published a report questioning the quality of Qwest's earnings, in part because the company boosted earnings $319 million by raising its expected return on pension assets to 9.4 percent, from 8.8 percent in 2000 ("Qwest: Listening to the 10-K," June 20, 2001).

"The problem is they [Qwest] went from the old **U.S. West**, which had the most conservative assumptions, to being at the top end of assumptions," observed Trevor Harris, a co-author of the report who heads Morgan Stanley's accounting research group. Qwest CEO Joseph Nacchio initially dismissed the report ("If I believe that, I'd have to believe in the Easter Bunny," he said). By February, the SEC had initiated an investigation into the firm's accounting practices that many analysts expect will result in a restatement of earnings. And although Nacchio remains defiant ("corporate McCarthyism," he fumed in a recent speech to investors), Qwest has had to delay its proxy and annual meeting date by at least three weeks.

The **CWA Pension Fund**, in the statement supporting its proposal in the current GE proxy, notes that in addition to the incentive to manage earnings, linking pension credits to executive pay gives executives a self-interest in short-term reductions in pension benefits or retiree COLAs. C. William Jones, president of the **BellTel Retirees Association**, makes a similar argument in his proposal pending on the proxy at Verizon. "If incentive pay formulas encourage management to renege on early retirement benefits, or to continue skipping cost-of-living adjustments expected by retirees, we believe the company's ability to recruit and retain experienced employees could be undermined," he states in the supporting statement.

4. The definition of earnings used in performance pay is often not disclosed, or is subject to change.

The primary argument made by management against these union- and retiree-sponsored shareholder proposals is, as the Qwest's management states, "that we should use the same results that we report to our shareholders consistent with GAAP, FASB standards, and applicable SEC regulations." However, while this appears to be a plea for transparency and consistency, Qwest and other management also argue that the board should have the discretion to determine from year-to-year what precise measure of earnings is most relevant to performance-based pay. As a result, shareholder activists are concerned that boards will move the goal posts, particularly when today's exaggerated pension credits turn into tomorrow's charges against earnings.

More generally, the fact that pension credits are disclosed just once a year in a very complicated footnote deep in the Form 10-K suggests that shareholders don't realize that a large portion of reported earnings are noncash and unrelated to operations. "The improvement in pension cost can be misleading," observes Ciecielski, because "pension income or cost is not displayed transparently in the income statement – it's spread around, making for the appearance of cost containment."

Michael Calabrese is a program director at the New America Foundation, a nonpartisan policy institute in Washington, D.C. He is a former employee benefits counsel at the AFL-CIO, which he represented on the Council of Institutional Investors for five years. He recently contributed a chapter on union pension fund investing to the book Labor's Capital (Cornell Univ. Press, 2001). The views expressed are not necessarily those of ISS.

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EXHIBIT D

2000 FINANCIAL STATEMENT EXCERPTS

REFERENCED IN ISS ARTICLE

Verizon Communications Inc.

subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans. At December 31, 2000, shares of our common stock accounted for less than 1% of the plan assets.

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement healthcare and life insurance benefit plans.

Benefit Cost

<TABLE>
<CAPTION>

	Pension			
Years Ended December 31,	2000	1999	1998	2000
<S>	<C>	<C>	<C>	<C>
Service cost	$ 612	$ 675	$ 682	$ 121
Interest cost	2,562	2,485	2,506	909
Expected return on plan assets	(4,686)	(4,089)	(3,852)	(441)
Amortization of transition asset	(127)	(150)	(158)	-
Amortization of prior service cost	(66)	(94)	(107)	(28)
Actuarial (gain), net	(623)	(241)	(171)	(124)
Net periodic benefit (income) cost	(2,328)	(1,414)	(1,100)	437
Termination benefits, curtailments and other, net	(250)	152	849	-
Settlement gains	(911)	(663)	(9)	(43)
Subtotal	(1,161)	(511)	840	(43)
Total (income) cost	$ (3,489)	$ (1,925)	$ (260)	$ 394

</TABLE>

Assumptions

The actuarial assumptions used are based on market interest rates, past experience, and management's best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations are as follows:

<TABLE>
<CAPTION>

	Pension			
	2000	1999	1998	2000
<S>	<C>	<C>	<C>	<C>
Discount rate at end of year	7.75%	8.00%	7.00%	7.75%
Long-term rate of return on plan assets for the year	9.25	9.00	8.95	9.10
Rate of future increases in compensation at end of year	5.00	4.80	4.45	4.00
Medical cost trend rate at end of year				5.00
Ultimate (year 2001)				5.00
Dental cost trend rate at end of year				3.50
Ultimate (year 2002)				3.00

</TABLE>

The medical cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

<TABLE>
<CAPTION>

One-Percentage-Point	Increase
<S>	<C>
Effect on 2000 total service and interest cost	$ 87
Effect on postretirement benefit obligation as of December 31, 2000	904

</TABLE>

<PAGE>

General Electric Company

health plans.

Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, are amortized over the average future service period of employees.

6 PENSION BENEFITS

GE and its affiliates sponsor a number of pension plans. Principal pension plans are discussed below; other pension plans are not significant individually or in the aggregate.

PRINCIPAL PENSION PLANS are the GE Pension Plan and the GE Supplementary Pension Plan.

The GE Pension Plan provides benefits to certain U.S. employees based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. The GE Pension Plan covers approximately 485,000 participants, including 134,000 employees, 156,000 former employees with vested rights to future benefits, and 195,000 retirees and beneficiaries receiving benefits.

The GE Supplementary Pension Plan is a pay-as-you-go plan providing supplementary retirement benefits primarily to higher-level, longer-service U.S. employees.

Details of the effect on operations of principal pension plans, and the total effect on cost of postemployment benefit plans, follow.

EFFECT ON OPERATIONS

(In millions)	2000	1999	1998
Expected return on plan assets	$ 3,754	$ 3,407	$ 3,024
Service cost for benefits earned (a)	(780)	(693)	(625)
Interest cost on benefit obligation	(1,966)	(1,804)	(1,749)
Prior service cost	(237)	(151)	(153)
SFAS No. 87 transition gain	154	154	154
Net actuarial gain recognized	819	467	365
Cost reduction from pension	1,744	1,380	1,016
Retiree benefit plans (note 5)	(478)	(318)	(313)
Total cost reductions from postemployment benefit plans	$ 1,266	$ 1,062	$ 703

(a) Net of participant contributions.

FUNDING POLICY for the GE Pension Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as GE may determine to be appropriate. GE has not made contributions to the GE Pension Plan since 1987 because the fully funded status of the Plan precludes a current tax deduction and because any GE contribution would require payment of excise taxes.

Changes in the projected benefit obligation for principal pension plans follow.

PROJECTED BENEFIT OBLIGATION

(In millions)	2000	1999
Balance at January 1	$ 25,522	$ 27,572
Service cost for benefits earned (a)	780	693
Interest cost on benefit obligation	1,966	1,804
Participant contributions	140	122
Plan amendments	1,155	--
Actuarial loss/(gain) (b)	970	(2,790)
Benefits paid	(1,998)	(1,879)
Balance at December 31	$ 28,535	$ 25,522

(a) Net of participant contributions.
(b) Principally associated with discount rate changes.

Changes in the fair value of assets for principal pension plans follow.

Qwest Communications International Inc.

Qwest also modified the pension plan benefits, effective January 1, 2001, for all former U S WEST management employees who did not have 20 years of service by December 31, 2000, or who will not be service pension eligible by December 31, 2003. For employees who do not meet this criteria, the years of service credited under the defined lump sum formula were frozen; the benefit will be adjusted for future compensation levels. Future benefits will equal 3 percent of pay, plus a return as defined in the plan. All management employees, other than those who remain eligible under the previous formulas, will be eligible to participate in the 3-percent-of-pay plan.

Effective August 11, 2000, the Pension Plan was amended to provide additional pension benefits to plan participants who are involuntarily separated from the Company between August 11, 2000, and June 30, 2001. The amount of the benefit is based on pay and service and ranges from a minimum of four months up to a maximum of one year of an employee's base pay.

Pension benefits for management employees prior to January 1, 2001 were based upon their salary and years of service while occupational employee benefits were generally based upon job classification and years of service. Pension and post-retirement costs are recognized over the period in which the employee renders services and becomes eligible to receive benefits as determined by using the projected unit credit method. Qwest's funding policy is to make contributions with the objective of accumulating sufficient assets to pay all benefits when due. No pension funding was required in 2000, 1999 or 1998.

The components of the pension and post-retirement benefit (credit) cost are as follows:

<Table>
<Caption>

	PENSION COST YEAR ENDED DECEMBER 31,			POST-RETIREMENT BENEFIT COST YEAR ENDED DECEMBER 31,		
	2000	1999	1998	2000	1999	1998
	(DOLLARS IN MILLIONS)					
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Service cost.........................	$ 182	$ 203	$ 189	$ 49	$ 70	$ 72
Interest cost........................	702	658	639	337	326	319
Expected return on plan assets........	(1,068)	(935)	(852)	(271)	(229)	(213)
Amortization of transition asset......	(79)	(79)	(79)	--	--	--
Amortization of prior service cost....	2	2	2	12	20	19
Plan curtailment......................	--	--	--	(106)	--	--
Recognized net actuarial gain.........	(58)	--	--	(107)	(28)	(30)
Net (credit) cost.....................	$ (319)	$(151)	$(101)	$ (86)	$ 159	$ 167

</Table>

The actuarial assumptions used to compute the pension and post-retirement benefit (credit) cost are as follows:

<Table>
<Caption>

	PENSION YEAR ENDED DECEMBER 31,			POST-RETIREMENT BENEFITS YEAR ENDED DECEMBER 31,		
	2000	1999	1998	2000	1999	1998
	(IN PERCENT)					
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Weighted average discount rate................	8.00%	6.75%	7.00%	8.00%	6.75%	7.00%
Weighted average rate of compensation increase..................................	4.65%	4.65%	5.50%	N/A	N/A	N/A
Expected long-term rate of return on plan assets.....................................	9.40%	8.80%	8.50%	9.40%	8.80%	8.50%

</Table>

United States Steel Company

(In millions)	Pension Benefits 2001	2000	1999	Other Benefits 2001	2000	1999
Components of net periodic benefit cost (credit)						
Service cost	**$ 89**	$ 76	$ 87	**$ 15**	$ 12	$ 15
Interest cost	**496**	505	473	**161**	147	133
Expected return on plan assets	**(837)**	(841)	(781)	**(60)**	(24)	(21)
Amortization – net transition gain	**(1)**	(67)	(67)	**–**	–	–
– prior service costs	**97**	98	83	**4**	4	4
– actuarial (gains) losses	**2**	(44)	6	**(3)**	(29)	(12)
Multiemployer and other plans	**–**	–	–	**12** [(a)]	9 [(a)]	7 [(a)]
Settlement and termination (gains) losses	**34** [(b)]	–	(35)[(b)]	**–**	–	–
Net periodic benefit cost (credit)	**$ (120)**	$ (273)	$ (234)	**$ 129**	$ 119	$ 126

[(a)] Represents payments to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992 based on assigned beneficiaries receiving benefits. The present value of this unrecognized obligation is broadly estimated to be $76 million, including the effects of future medical inflation, and this amount could increase if additional beneficiaries are assigned.

[(b)] Relates primarily to voluntary early retirement programs.

	Pension Benefits 2001	2000	Other Benefits 2001	2000
Weighted-average actuarial assumptions at December 31:				
Discount rate	**7.0%**	7.5%	**7.0%**	7.5%
Expected annual return on plan assets	**8.9%**	8.9%	**8.0%**	8.5%
Increase in compensation rate	**4.0%**	4.0%	**4.0%**	4.0%

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5% for 2008 and remain at that level thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 19	$ (16)
Effect on other postretirement benefit obligations	222	(188)

United States Steel also contributes to several defined contribution plans for its salaried employees and a small number of wage employees. Company contributions to these plans, which for the most part are based on a percentage of the employees' salary depending on years of service, totaled $13 million in 2001, $11 million in 2000 and $10 million in 1999. Most union employees are eligible to participate in a defined contribution plan where there is no company match on savings. United States Steel also maintains a supplemental thrift plan to provide benefits which are otherwise limited by the Internal Revenue Service for qualified plans; company costs under these plans totaled less than $1 million in 2001, 2000 and 1999.

13. Inventories

(In millions) December 31	2001	2000
Raw materials	**$ 184**	$ 214
Semi-finished products	**388**	429
Finished products	**202**	210
Supplies and sundry items	**96**	93
Total	**$ 870**	$ 946

At December 31, 2001 and 2000, the LIFO method accounted for 91% of total inventory value. Current acquisition costs were estimated to exceed the above inventory values at December 31 by approximately $410 million in 2001 and $380 million in 2000. Cost of revenues was reduced and income (loss) from operations was improved by $24 million in 2001 and $3 million in 2000 as a result of liquidations of LIFO inventories.

McDermott International, Inc.

Accumulated other comprehensive income	4,687	12,[illegible]
Net amount recognized	$ 76,532	$ 37,[illegible]
Weighted average assumptions:		
Discount rate	7.46%	7.
Expected return on plan assets	8.32%	8.
Rate of compensation increase	4.48%	4.

</TABLE>

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001.

The rate was assumed to decrease gradually to 5.5% in 2006 and remain at that level thereafter.

<TABLE>
<CAPTION>

	Pension Benefits		
	Year Ended	Nine-Month Period Ended	Fiscal Year Ended
	December 31,		March 31,
	2000	1999	1999
			(In th[illegible]
<S>	<C>	<C>	<C>
Components of net periodic benefit cost (income):			
Service cost	$ 25,277	$ 24,080	$ 33,341
Interest cost	111,947	86,186	112,822
Expected return on plan assets	(145,066)	(113,943)	(146,990)
Amortization of prior service cost	2,589	2,234	2,522
Recognized net actuarial loss (gain)	(34,449)	(4,727)	(11,792)
Net periodic benefit cost (income)	$ (39,702)	$ (6,170)	$ (10,097)

</TABLE>

<PAGE> 67

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $171,815,000, $143,860,000 and $102,969,000, respectively, at December 31, 2000 and $170,642,000, $134,812,000 and $87,681,000, respectively, at December 31, 1999.

Assumed health care cost trend rates have a significant effect on the amounts we report for our health care plan. A one-percentage-point change in our assumed health care cost trend rates would have the following effects:

<TABLE>
<CAPTION>

	One-Percentage-Point Increase	One-Percentage-Point Decrease
	(In thousands)	
<S>	<C>	<C>
Effect on total of service and interest cost components	$ 67	$ (64)
Effect on postretirement benefit obligation	$ 905	$ (862)

</TABLE>

Multiemployer Plans

Lockheed Martin Corporation

Fair value of plan assets at end of year	$22,738	$25,064	$ 1,098	$ 1,141
Funded (unfunded) status of the plans	$ 4,214	$ 6,991	$(1,886)	$(1,565)
Unrecognized net actuarial (gains) losses	(2,975)	(6,240)	233	(191)
Unrecognized prior service cost	564	659	6	(49)
Unrecognized transition asset	(9)	(13)	--	--
Prepaid (accrued) benefit cost	$ 1,794	$ 1,397	$(1,647)	$(1,805)

</TABLE>

<PAGE>

(Continued)

The net pension cost and the net post-retirement benefit cost related to the Corporation's plans include the following components:

<TABLE>
<CAPTION>

(In millions)	2000	1999	1998
<S>	<C>	<C>	<C>
Defined Benefit Pension Plans			
Service cost	$ 517	$ 564	$ 491
Interest cost	1,372	1,245	1,197
Expected return on plan assets	(2,130)	(1,920)	(1,715)
Amortization of prior service cost	75	69	58
Recognized net actuarial gains	(143)	(43)	(22)
Amortization of transition asset	(4)	(4)	(89)
Curtailment loss/(a)/	11	--	--
Net pension income	$ (302)	$ (89)	$ (80)
Retiree Medical and Life Insurance Plans			
Service cost	$ 38	$ 43	$ 40
Interest cost	198	177	178
Expected return on plan assets	(105)	(90)	(79)
Amortization of prior service cost	(12)	(12)	(6)
Recognized net actuarial gains	(11)	(8)	(15)
Curtailment gain/(a)/	(87)	--	--
Net post-retirement cost	$ 21	$ 110	$ 118

</TABLE>

(a) Amounts relate primarily to the divestiture of AES and Control Systems in 2000 and are included in the calculation of the gains or losses on the

Tektronix, Inc.

<S>	<C>	<C>	<C>
PENSION BENEFITS			
Discount rate	7.2%	7.0%	7.0%
Rate of compensation increase	3.7%	3.8%	3.7%
Expected return on plan assets	11.0%	10.9%	10.9%
POSTRETIREMENT BENEFITS			
Discount rate	7.8%	7.3%	7.3%
Rate of compensation increase	3.8%	3.4%	3.8%

</TABLE>

Effective July 1, 1998, the company replaced its self-funded indemnity health plan for retirees with an insured indemnity plan. The assumed health care cost trend rates used to measure the expected cost of benefits under the indemnity plan were assumed to increase by 13.4% for participants under the age of 65 and 15.6% for participants age 65 and over in the fiscal year 2001. Thereafter, these rates were assumed to gradually decrease until they reach 5.3% and 5.5%, respectively, in 2007. For the existing retiree HMO plans, the rate of increase in the cost of health care benefits was assumed to be 9.3% for 2001, decreasing gradually to a rate of 5.3% in 2007. A 1.0% change in these assumptions would not have a material effect on either the postretirement benefit obligation at May 27, 2000 or the benefit credit reported for 2000.

The components of net pension benefit cost and postretirement benefit credit recognized in income were:

<TABLE>
<CAPTION>

IN THOUSANDS	2000	1999	1998
<S>	<C>	<C>	<C>
PENSION BENEFITS			
Service cost	$ 10,984	$ 15,001	$ 14,161
Interest cost	39,423	38,082	37,829
Expected return on plan assets	(55,751)	(50,890)	(48,634)
Amortization of transition asset	(68)	(1,839)	(2,059)
Amortization of prior service cost	(2,707)	(4,039)	(2,209)
Curtailment/settlement gain	(15,158)	(3,311)	-
Cost of special or contractual termination benefits	4,887	-	-
Recognized actuarial net loss	792	3,722	1,792
Other benefit plans	5,087	2,294	1,992
Net benefit cost (credit)	$ (12,511)	$ (980)	$ 2,872
POSTRETIREMENT BENEFITS			
Service cost	$ 180	$ 201	$ 188
Interest cost	1,129	1,102	1,145
Amortization of prior service cost	(2,671)	(2,671)	(2,671)
Recognized net gain	(553)	(644)	(747)
Curtailment gain	(1,263)	-	-
Net benefit credit	$ (3,178)	$ (2,012)	$ (2,085)

</TABLE>

<PAGE>

EMPLOYEE SAVINGS PLAN

The company has an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participating U.S. employees may defer up to 15% of their compensation, subject to certain regulatory limitations. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. The company's matching contribution, which was previously invested entirely in company stock, was increased from 3% to 4% of compensation effective January 1, 1998, and may now be invested in any one of the 401(k) plan funds. In addition, the company contributes company stock to the plan for all eligible employees equal to 2% of compensation. The company's total contributions were approximately $9.1 million in 2000, $11.4 million in 1999, and $16.4 million in 1998.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) and its components were as follows:

<TABLE>
<CAPTION>

IN THOUSANDS	2000	1999	1998
<S>	<C>	<C>	<C>
Net earnings (loss) (net of tax of $203,268, [24,067] and 40,529, respectively)	$ 349,038	$ (51,161)	$ 82,285
Other comprehensive income (loss):			
Currency translation adjustment (net of tax of $[759], 188 and [9,089], respectively)	(1,138)	281	(13,634)
Unrealized gain (loss) on available-for-sale securities (net of tax of $5,926, [878] and [2,708], respectively)	9,709	(4,688)	(11,795)
Reclassification adjustment for realized gains included in net income (net of tax of $[2,218], [3,095] and [11,298], respectively)	(3,327)	(4,642)	(16,946)
Total comprehensive income (loss)	$ 354,282	$ (60,210)	$ 39,910

</TABLE>

INCOME TAXES

The provision (benefit) for income taxes consisted of:

Allegheny Technologies Incorporated

Note 8. PENSION PLANS AND OTHER POSTEMPLOYMENT BENEFITS --

The Company has defined benefit pension plans and defined contribution plans covering substantially all employees. Benefits under the defined benefit pension plans are generally based on years of service and/or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

The Company also sponsors several defined benefit postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In certain plans, Company contributions towards premiums are capped based on the cost as of a certain date, thereby creating a defined contribution.

Certain pension plan assets and projected benefit obligations for pension and other postretirement benefits were transferred to Teledyne as part of the spin-off transaction. Income and expense amounts and accrued benefit costs pertaining to Teledyne have been excluded from all periods presented in this footnote.

Components of pension expense (income) for the Company's defined benefit plans and components of postretirement benefit expense included the following:

<TABLE>
<CAPTION>

	EXPENSE (INCOME)					
	PENSION BENEFITS			OTHER POSTRETIREMENT BENEF		
(In millions)	2000	1999	1998	2000	1999	
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Service cost - benefits earned during the year	$ 20.9	$ 23.6	$ 24.6	$ 7.9	$ 8.2	$
Interest cost on benefits earned in prior years	114.2	114.2	109.6	42.5	44.7	
Expected return on plan assets	(228.4)	(212.3)	(198.4)	(17.5)	(15.3)	
Amortization of prior service cost	13.7	13.7	10.3	(4.7)	(3.2)	
Amortization of unrecognized transition asset	(24.1)	(24.1)	(24.1)	--	--	
Amortization of net actuarial (gain) loss	(22.2)	(11.7)	(1.6)	(2.2)	1.8	
Recognition of curtailment gain	--	--	--	--	--	
Total benefit (income) expense	$(125.9)	$ (96.6)	$ (79.6)	$ 26.0	$ 36.2	$

</TABLE>

In addition, the Company recorded a $1.8 million curtailment gain in 1999 as part of the extraordinary gains on sales of operations resulting from the sale of Ryan Aeronautical. The Company also recorded charges of $17.0 million in 1998 resulting from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in the 1998 third quarter.

Actuarial assumptions used to develop the components of pension expense (income) and postretirement benefit expense were as follows:

<TABLE>
<CAPTION>

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
(In millions)	2000	1999	1998	2000	1999	1998
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Discount rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Rate of increase in future compensation levels	3%-4.5%	3%-4.5%	3%-4.5%	--%	--%	--%
Expected long-term rate of return on assets	9.0%	9.0%	9.0%	9%-15%	9%-15%	9%-15%

</TABLE>

A discount rate of 7.0% at both December 31, 2000 and 1999 was used for the valuation of pension and postretirement obligations.

The prepaid (accrued) benefit cost at December 31, 2000 and 1999 was as follows:

<TABLE>
<CAPTION>

(In millions)	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
	2000	1999	2000	1999
<S>	<C>	<C>	<C>	<C>

Pactiv Corporation

Interest cost on benefit obligations	224	223	5	5
Plan amendments	1	1	--	--
Actuarial loss (gain)	68	(169)	9	6
Benefits paid	(241)	(233)	(11)	(10)
Participant contributions	--	--	1	1
Benefit obligations at September 30	$3,195	$3,139	$ 78	$ 73

</TABLE>

45

<PAGE> 49

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

<TABLE>
<CAPTION>

(In millions)	PENSION PLANS		POST-RETIREMENT PLANS	
	2000	1999	2000	1999
<S>	<C>	<C>	<C>	<C>
Changes in fair value of plan assets				
Fair value at September 30 of the previous year	$4,120	$3,430	$ --	$ --
Currency rate conversion	(3)	(1)	--	--
Spin-off adjustment(a)	--	338	--	--
Actual return on plan assets	599	564	--	--
Employer contributions	32	21	10	9
Participant contributions	1	1	1	1
Benefits paid	(241)	(233)	(11)	(10)
Fair value at September 30	$4,508	$4,120	$ --	$ --
Development of amounts recognized in the statement of financial position				
Funded status at September 30	$1,313	$ 981	$(78)	$(73)
Contributions during the fourth quarter	(8)	1	3	3
Unrecognized cost				
Actuarial loss (gain)	(396)	(189)	24	16
Prior-service cost	26	31	(3)	(3)
Transition asset	(7)	(26)	--	--
Net amount recognized at December 31	$ 928	$ 798	$(54)	$(57)
Amounts recognized in the statement of financial position				
Prepaid benefit cost	$ 957	$ 849	$ --	$ --
Accrued benefit cost	(30)	(53)	(54)	(57)
Intangible assets	1	1	--	--
Accumulated other comprehensive income	--	1	--	--
Net amount recognized at December 31	$ 928	$ 798	$(54)	$(57)

</TABLE>

(a) Reflects the inclusion of Tenneco Automotive's pension benefits through the spin-off date.

The effect of pension plans on income from continuing operations was as follows:

<TABLE>
<CAPTION>

(In millions)	2000	1999	1998
<S>	<C>	<C>	<C>
Service cost for benefits earned	$ (30)	$ (39)	$ (28)
Interest cost on benefit obligations	(224)	(223)	(199)
Expected return on plan assets	349	340	285
Actuarial loss	--	(9)	(1)
Prior-service cost	(6)	(9)	(11)
SFAS No. 87 transition gain	19	21	19
Settlement/curtailment gain (loss)	--	5	--
Total pension-plan income	$ 108	$ 86	$ 65

</TABLE>

Northrop Grumman Corporation

company to fund the maximum amount deductible for income taxes into the VEBA trust established for the Northrop Retiree Health Care Plan for Retired Employees for payment of benefits.

NORTHROP GRUMMAN CORPORATION

The cost to the company of these plans in each of the last three years is shown in the following table.

	PensionBenefits			**MedicalandLifeBenefits**		
$ in millions	**2000**	1999	1998	**2000**	1999	1998
Components of net periodic						
benefit cost(income)						
Service cost	**$ 175**	$ 200	$ 187	**$ 26**	$ 34	$ 27
Interest cost	**694**	659	642	**98**	102	95
Expected return on plan assets	**(1,236)**	(1,136)	(1,008)	**(43)**	(30)	(34)
Amortization of						
Prior service costs	**41**	35	35	**1**		
Transition assets, net	**(40)**	(42)	(42)			
Net gain from previous years	**(194)**	(69)	(80)	**(29)**	(2)	(16)
Curtailment income	**(31)**			**1**		
Settlement cost(income)	**131**			**(370)**		
Net periodic benefit cost(income)	**(460)**	(353)	(266)	**(316)**	104	72
Less net periodic benefit cost(income)						
included in						

Nicor Inc.

Unrecognized transition (asset) obligation	(4.8)	(8.6)	37.1	40.2
Unrecognized prior service cost	6.8	3.0	-	-
Other	.1	.1	1.2	1.5
Prepaid (accrued) benefit cost	$ 139.9	$ 110.6	$ (56.4)	$ (53.7)

Net periodic benefit cost (credit) included the following components:

(millions)	Pension benefits 2000	1999	1998	Other benefits 2000	1999	1998
Service cost	$ 5.4	$ 6.4	$ 6.7	$ 1.2	$ 1.3	$ 1.3
Interest cost	15.3	15.7	16.0	8.4	7.7	8.3
Expected return on plan assets	(39.2)	(35.3)	(35.1)	(1.8)	(1.6)	(1.4)
Recognized net actuarial gain	(5.8)	(1.8)	(4.7)	-	-	-
Amortization of unrecognized transition (asset) obligation	(3.8)	(3.8)	(3.8)	3.1	3.1	3.1
Amortization of prior service cost	.4	.3	.4	-	-	-
Net periodic benefit cost (credit)	$(27.7)	$(18.5)	$ (20.5)	$ 10.9	$ 10.5	$11.3

Assumptions used in the computations included the following:

	Pension benefits 2000	1999	Other benefits 2000	1999
Discount rate	7.75%	7.50%	7.75%	7.50%
Expected return on plan assets	9.25	9.00	9.25	9.00
Rate of compensation increase	4.00	4.00	4.00	4.00

For measurement purposes, the health care cost trend rate for pre-Medicare benefits was assumed to be 6.5 percent for 2001, declining to 5 percent by 2004 and remaining at that level thereafter. The health care cost trend rate for post-Medicare benefits was assumed to be 5 percent.

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

(millions)	One-percent Increase	Decrease
Effect on total of service and interest cost components	$ 1.1	$ (.9)
Effect on benefit obligation	11.3	(9.5)

The company also sponsors defined contribution plans covering substantially all domestic employees. These plans provide for employer matching contributions. The total cost of these plans was $4.0 million, $3.8 million and $3.4 million in 2000, 1999 and 1998, respectively.

NCR Corporation

capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 8.0% and 6.0%, pre-65 and post-65, respectively, in 2000 to 5.0% by the year 2006. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:

In millions	1% Increase	1% Decrease
2000 service cost and interest cost	$ 2	$ (2)
Postretirement benefit obligation at December 31, 2000	$ 20	$ (18)

The net periodic benefit cost for the plans for the years ended December 31 follows:

<TABLE>
<CAPTION>

	Pension Benefits			Postretirement Benefits		
In millions	2000	1999	1998	2000	1999	1998
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Net service cost	$ 78	$ 78	$ 75	$ 1	$ 1	$ 4
Interest cost	234	225	222	24	23	27
Expected return on plan assets	(414)	(360)	(349)	-	-	-
Settlement (credit) charge	(8)	-	46	-	-	-
Curtailment	-	-	-	-	-	(19)
Amortization of:						
Transition asset	(21)	(22)	(22)	-	-	-
Prior service cost	23	16	17	(12)	(12)	(3)
Actuarial (gains) losses	(16)	3	4	-	-	(1)
Net benefit cost	$(124)	$ (60)	$ (7)	$ 13	$ 12	$ 8

</TABLE>

In 1998, NCR recognized a $50 million pre-tax non-recurring pension charge relating to its Japanese subsidiary.

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value were $483 million, $408 million and $46 million, respectively, at December 31, 2000 and $504 million, $401 million and $31 million, respectively, at December 31, 1999.

In 1996, NCR entered into an agreement with the Pension Benefit Guaranty Corporation (PBGC) concerning the provision by NCR of additional support for its domestic defined benefit pension plans. Under this agreement, among other terms and conditions, NCR agreed to provide security interests in support of such plans in collateral with an aggregate value (calculated by applying specified discounts to market value) of $84 million. This collateral is comprised of certain domestic real estate. NCR does not believe that its agreement with the PBGC will have a material effect on its financial condition, results of operations and cash flows.

Savings Plans

All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under these plans was approximately $28 million, $28 million and $24 million for 2000, 1999 and 1998, respectively.

Other Postemployment Benefits

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of health care benefits and life insurance coverage. The accrued postemployment liability at December 31, 2000 and 1999 was $197 million and $275 million, respectively.

Note 7. Business Combinations and Equity Investments

During 2000, NCR completed the following acquisitions that were accounted for as purchase business combinations: KM Aspac Pte. Limited (d/b/a Memorex Telex Asia Pacific), Strategic Technologies and Systems, Stirling Douglas Group, Research Computer Services, Inc. and Ceres Integrated Solutions, LLC. These acquisitions resulted in total goodwill of $107 million that is being amortized over various periods of five to seven years, and in-process research and development charges of $25 million. The total amount of stock issued as part of these acquisitions

Unisys Corporation

</TABLE>

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets was as follows (in millions of dollars): $168.7, $161.4, and $91.2 million at December 31, 2000; and $187.2, $178.1, and $108.2 million at December 31, 1999.

55

<PAGE>

Net periodic pension costs for 2000, 1999, and 1998 includes the following components:

<TABLE>
<CAPTION>

Year ended December 31 (Millions)	2000	U.S. Plans 1999	1998	International Plans 2000	1999	1998
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Service cost	$ 37.4	$ 39.3	$ 35.7	$ 18.7	$ 18.0	$ 15.3
Interest cost	263.5	251.3	248.3	49.9	51.5	45.8
Expected return on plan assets	(440.3)	(395.4)	(356.5)	(67.3)	(67.4)	(56.8)
Amortization of prior service (benefit) cost	(5.9)	(6.3)	(6.6)	.9	1.0	.8
Amortization of asset or liability at adoption	.8	.7	.7	.3	.1	
Recognized net actuarial loss (gain)	1.1	1.4	23.7	.5	2.8	(.1)
Settlement/curtailment (gain) loss	(.4)	1.4	1.1			
Net periodic pension (income) cost	$ (143.4)	$(109.0)	$ (55.1)	$ 4.4	$ 7.1	$ 5.0
Weighted-average assumptions as of December 31 were as follows:						
Discount rate	8.00%	7.75%	7.00%	6.57%	6.35%	6.36%
Rate of compensation increase	5.40%	5.40%	5.40%	3.77%	3.81%	4.07%
Expected long-term rate of return on assets	10.00%	10.00%	10.00%	8.51%	8.44%	8.23%

</TABLE>

Other postretirement benefits

A reconciliation of the benefit obligation, fair value of the plan assets, and the funded status of the postretirement medical plan at December 31, 2000 and 1999, follows:

December 31 (Millions)	2000	1999
Change in benefit obligation		
Benefit obligation at beginning of year	$ 217.4	$ 225.8
Interest cost	14.9	14.9
Plan participants' contributions	24.1	23.8
Actuarial loss (gain)	7.2	1.5
Benefits paid	(44.3)	(43.1)
Effect of settlement/curtailment	(.2)	(5.5)
Benefit obligation at end of year	$ 219.1	$ 217.4
Change in plan assets		
Fair value of plan assets at beginning of year	$ 13.4	$ 13.3
Actual return on plan assets	1.4	(.1)
Employer contributions	18.7	19.5
Plan participants' contributions	24.1	23.8
Benefits paid	(44.3)	(43.1)
Fair value of plan assets at end of year	$ 13.3	$ 13.4
Funded status	$ (205.8)	$ (204.0)
Unrecognized net actuarial loss	17.5	12.1
Unrecognized prior service benefit	(11.8)	(13.6)
Accrued benefit cost	$ (200.1)	$ (205.5)

Net periodic postretirement benefit cost for 2000, 1999, and 1998 follows:

Year ended December 31 (Millions)	2000	1999	1998
Interest cost	$ 14.9	$ 14.9	$ 15.5
Expected return on plan assets		(.4)	(1.1)
Amortization of prior service benefit	(2.0)	(2.2)	(2.7)
Recognized net actuarial loss	.4	.6	.6
Settlement/curtailment gain		(6.5)	
Net periodic benefit cost	$ 13.3	$ 6.4	$ 12.3
Weighted-average assumptions as of December 31 were as follows:			
Discount rate	7.70%	7.50%	7.20%
Expected return on plan assets	8.00%	8.00%	8.00%

Lucent Technologies Inc.

Service cost	478	509	67	80
Interest cost	1,915	1,671	601	537
Actuarial losses(gains)	370	(2,182)	33	(240)
Amendments	(1)	1,534	--	(359)
Benefits paid	(2,294)	(1,977)	(651)	(607)
Benefit obligation assumed by Avaya	(1,756)	--	(412)	--
Benefit obligation at September 30	$ 26,113	$27,401	$ 8,242	$ 8,604
Change in plan assets				
Fair value of plan assets at October 1	$ 41,067	$36,191	$ 4,467	$ 3,959
Actual return on plan assets	9,791	7,114	654	776
Company contributions	19	14	8	29
Benefits paid	(2,294)	(1,977)	(651)	(607)
Assets transferred to Avaya	(2,984)	--	(255)	--
Other (including transfer of assets from pension to postretirement plans)	(337)	(275)	334	310
Fair value of plan assets at September 30	$ 45,262	$41,067	$ 4,557	$ 4,467
Funded (unfunded) status of the plan	$ 19,149	$13,666	$(3,685)	$(4,137)
Unrecognized prior service cost	2,086	2,583	49	121
Unrecognized transition asset	(322)	(645)	--	--
Unrecognized net gain	(14,499)	(9,466)	(1,208)	(1,014)
Net amount recognized	$ 6,414	$ 6,138	$(4,844)	$(5,030)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Prepaid pension costs	$ 6,440	$ 5,459	$ --	$ --
Prepaid pension costs allocated to discontinued operations	--	716	--	--
Accrued benefit liability	(37)	(63)	(4,844)	(4,730)
Accrued benefit liability allocated to discontinued operations	--	--	--	(300)
Intangible asset	5	9	--	--
Accumulated other comprehensive income	6	17	--	--
Net amount recognized	$ 6,414	$ 6,138	$(4,844)	$(5,030)

</TABLE>

Pension plan assets include $102 and $287 of Lucent common stock at September 30, 2000 and 1999, respectively. Postretirement plan assets include $3 and $20 of Lucent common stock at September 30, 2000 and 1999, respectively.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) -- (CONTINUED)

The asset and pension obligation amounts that were transferred to Avaya are subject to final adjustment. The final amounts to be transferred to Avaya are not expected to be materially different from the estimated amounts.

COMPONENTS OF NET PERIODIC BENEFIT COST

<TABLE>
<CAPTION>

	YEARS ENDED SEPTEMBER 30,		
	2000	1999	1998
<S>	<C>	<C>	<C>
PENSION COST			
Service cost	$ 478	$ 509	$ 331
Interest cost on projected benefit obligation	1,915	1,671	1,631
Expected return on plan assets	(3,229)	(2,957)	(2,384)
Amortization of unrecognized prior service costs	362	461	164
Amortization of transition asset	(300)	(300)	(300)
Amortization of net (gain) loss	(197)	2	--
Net pension credit	$ (971)	$ (614)	$ (558)
DISTRIBUTION OF NET PENSION CREDIT			
Continuing operations	$(1,085)	$ (740)	$ (647)
Discontinued operations	114	126	89
Net pension credit	$ (971)	$ (614)	$ (558)

POSTRETIREMENT COST